April 1, 2005

VIA EDGAR

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd
Registration Statement on Form S-1,
filed December 17, 2004, as amended February 11, 2005 and March 21, 2005
File No. 333-121407

Dear Mr. Webb,

As discussed with Chris Windsor, Esq., on March 24, 2005, and as previously provided to the staff of the Division of Corporation Finance (the “Staff”) in a letter dated March 29, 2005, in an effort to facilitate the Staff’s review of the above-referenced Registration Statement of Lazard Ltd (the “Company”), on behalf of the Company, enclosed herewith is the following information for your review and reference:

•

excerpts from and riders to Amendment No. 2 to the Form S-1 of Lazard Ltd, filed on March 21, 2005 with the Securities and Exchange Commission (the “Commission”), relating to the Company’s proposed common stock offering (the “Common Stock Registration Statement”), which include (i) additional pro forma financial information based upon an estimated implied price range per share for

Division of Corporation Finance

April 1, 2005

the Company’s common stock under current assumptions, (ii) the redemption price to be paid in respect of the historical partner interests and preferred interests upon completion of the offering, (iii) 2004 compensation and preliminary share ownership information for the Company’s executive officers, and (iv) descriptions of named executive officer employment arrangements; and

•	copies of the management contract and form of retention agreement exhibits that will be filed with the Commission in connection with the filing of Amendment No. 3 to the Common Stock Registration Statement (“Amendment No. 3”).

Please note that this letter replaces in its entirety the letter to the Staff dated March 29, 2005, which had requested confidential treatment of the materials contained therein. Consistent with discussions between the undersigned and Chris Windsor, Esq., of the Staff on March 31, 2005, the Company no longer seeks confidential treatment of the information contained herein, and respectfully request that the Staff destroy the letter dated March 29, 2005 and substitute this letter fully in its stead.

The Company advises the Staff that it has provided the Staff with such information prior to its filing of Amendment No. 3 in an effort to further assist and expedite the Staff’s review process. This information, particularly the executive employment arrangements and the estimated price per share information, was completed over the last few days following the filing of Amendment No. 2 to the Common Stock Registration Statement. The Company undertakes to include this information, including, if appropriate, the information based upon assumed share prices in the offering and updated pro forma financial information based thereon in Amendment No. 3 to the Common Stock Registration Statement and the related amendment to the Registration Statement on Form S-1 of Lazard Ltd and Lazard Group Finance LLC (File No. 333-123463), filed with the Commission on March 21, 2005, relating to the Company’s proposed equity security unit offering (the “ESU Registration Statement”).

While the included excerpts are from the Company’s Registration Statement for shares of its common stock, the Staff is advised that such pro forma financial and compensation and share ownership information applies equally to the corresponding sections of the ESU Registration Statement. In addition, as discussed with Mr. Windsor, the Staff is advised that a copy of the ESU Registration Statement marked against the Common Stock Registration Statement has been submitted to the Staff on this date under separate cover.

*            *            *

Division of Corporation Finance

April 1, 2005

Should you require further clarification of the matters discussed in this letter or relating to the information submitted herewith, please contact Craig M. Wasserman, Esq. or Benjamin D. Fackler, Esq. at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Kevin M. Costantino
Kevin M. Costantino, Esq.

cc:	Scott D. Hoffman, Esq.
Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.
Cravath, Swaine & Moore LLP

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 21, 2005.

                     Shares

Class A Common Stock

This is an initial public offering of shares of Class A common stock, which we refer to as common stock, of Lazard Ltd, or “Lazard.” All of the shares of common stock are being sold by Lazard.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $[25.00] and $[27.00]. Lazard intends to apply for listing of the common stock on the New York Stock Exchange under the symbol “LAZ”.

In addition to offering these shares of common stock, Lazard concurrently is offering pursuant to a separate prospectus $250 million of equity security units, plus up to an additional $37.5 million of units if the underwriters for that offering exercise their option to purchase additional equity security units. Lazard LLC also is offering $650 million in principal amount of senior, unsecured notes concurrently in a private placement. The completion of this offering of common stock is subject to the completion of the offering of equity security units and the private placement of the Lazard LLC senior notes and also is subject to satisfaction of the conditions to the separation described in this prospectus. Lazard also intends to sell $150 million of securities that are the same as the equity security units and $50 million of our common stock to a third party in a private placement upon closing of this offering.

See “ Risk Factors” beginning on page 25 to read about important factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Lazard	$	$

To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares of common stock from Lazard at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.

Citigroup

Lazard

Merrill Lynch & Co.

Morgan Stanley

Credit Suisse First Boston	JPMorgan

Prospectus dated                      , 2005.

Summary Consolidated Financial Data

	For the Year Ended December 31,						For the Year Ended December 31, 2004, Pro Forma
	2000	2001	2002	2003	2004		Lazard Group		Lazard Ltd
	($ in thousands, except per share data)
Historical and Pro Forma Consolidated Statement of Income Data
Net Revenue:
Financial Advisory (a)	$766,856	$551,356	$532,896	$690,967	$655,200		$655,200		$655,200
Asset Management (b)	457,124	410,237	454,683	350,348	417,166		417,166		417,166
Corporate (c)	32,817	(14,291)	4,391	6,535	13,839		(37,790)		(37,790)
Capital Markets and Other	296,003	224,753	174,309	135,534	188,100		—		—

Net Revenue (d)	1,552,800	1,172,055	1,166,279	1,183,384	1,274,305		1,034,576	(f)	1,034,576	(f)
Employee Compensation and Benefits	570,064	524,417	469,037	481,212	573,779		637,050		637,050
Other Operating Expenses	306,339	288,676	321,197	312,818	342,764		259,323		259,323

Total Operating Expenses	876,403	813,093	790,234	794,030	916,543		896,373		896,373

Operating Income	676,397	358,962	376,045	389,354	357,762		138,203	(g)	138,203	(g)
Income Allocable to Members Before Extraordinary Item	558,708	305,777	297,447	250,383	241,467		104,568
Net Income Allocable to Members	558,708	305,777	297,447	250,383	246,974	(e)	104,568	(h)

Net Income									29,535	(i)

Pro Forma Basic Net Income Per Share (j)									$0.88
Pro Forma Diluted Net Income Per Share (j)									$0.88
Pro Forma Basic Weighted Average Common Shares (j)									33,653,846
Pro Forma Diluted Weighted Average Common Shares (j)									100,000,000

Other Lazard Group Historical Data
Dollar Value of Mergers and Acquisitions (“M&A”) Deals Completed ($ in millions) (k)	$383,061	$154,848	$86,512	$187,426	$187,144
Number of M&A Deals Completed Greater than $1 Billion (l)	47	29	21	29	30
Assets Under Management ($ in millions):
Ending	$79,510	$73,108	$63,685	$78,371	$86,435
Average (m)	81,147	75,705	68,356	66,321	80,261
Managing Director Headcount (as of the end of each period):
Financial Advisory	100	88	103	118	131
Asset Management	15	19	19	24	35
Corporate	12	18	18	18	19
Capital Markets and Other	20	20	20	22	22

Total	147	145	160	182	207

Notes ($ in thousands):

(a) Financial Advisory net revenue consists of the following:

	For the Year Ended December 31,						For the Year Ended December 31, 2004 Pro Forma
	2000	2001	2002	2003	2004		Lazard Group		Lazard Ltd
M&A	$724,550	$492,083	$393,082	$419,967	$481,726		$481,726		$481,726
Financial Restructuring	34,100	55,200	124,800	244,600	96,100		96,100		96,100
Other Financial Advisory	8,206	4,073	15,014	26,400	77,374		77,374		77,374

Financial Advisory Net Revenue	$766,856	$551,356	$532,896	$690,967	$655,200		$655,200		$655,200

(b) Asset Management net revenue consists of the following:
	For the Year Ended December 31,					For the Year Ended December 31, 2004 Pro Forma
	2000	2001	2002	2003	2004	Lazard Group	Lazard Ltd
Management and Other Fees	$405,124	$386,237	$381,256	$312,123	$389,812	$389,812	$389,812
Incentive Fees	52,000	24,000	73,427	38,225	27,354	27,354	27,354

Asset Management Net Revenue	$457,124	$410,237	$454,683	$350,348	$417,166	$417,166	$417,166

(c)	“Corporate” includes interest income (net of interest expense), investment income from certain long-term investments and net money market revenue earned by Lazard Frères Banque SA, which we refer to in this prospectus as “LFB.”
(d)	Net revenue is presented after reductions for dividends relating to Lazard Group’s mandatorily redeemable preferred stock issued in March 2001. Preferred dividends are reflected in corporate net revenue and amounted to $6,312, $8,000, $8,000, and $8,000 in the years ended December 31, 2001, 2002, 2003 and 2004, respectively. With respect to the pro forma data for the year ended December 31, 2004, preferred dividends have been eliminated as the mandatorily redeemable preferred stock will be redeemed with the net proceeds from this offering and the additional financing transactions.
(e)	Net income allocable to members for the year ended December 31, 2004 is shown after an extraordinary gain of approximately $5,507 related to the January 2004 acquisition of the assets of Panmure Gordon.
(f)	Represents net revenue after giving effect to the separation and recapitalization and the net incremental interest expense related to the additional financing transactions. Net incremental interest expense amounts to $51,629, the details of which are set forth below:

	Principal Amount	Assumed Interest Rate	Increase (Decrease) in Interest Expense
Addition of new interest expense:
Lazard Group senior notes	$650,000	6.25%	$40,625
Lazard Group Finance senior notes underlying equity security units	250,000	5.18%	12,950
Lazard Group Finance IXIS senior notes underlying equity security units	150,000	5.18%	7,770
Accretion on the estimated present value of contract adjustment payments on the forward purchase contracts sold			775
Amortization of an estimated $9,862 of capitalized debt issuance costs			1,274

Sub-total			63,394
Reduction of existing interest expense:
Senior Notes due 2011	50,000	7.53%	(3,765)
Mandatory redeemable preferred stock	100,000	8.00%	(8,000)

Sub-total			(11,765)

Net incremental interest expense			$51,629

(g)	Represents operating income after giving effect to the separation and recapitalization, including the pro forma adjustments related to this offering and the additional financing transactions and to employee compensation and benefits expense. See “Unaudited Pro Forma Financial Information.”
(h)	Represents Lazard Group net income after giving effect to the adjustments described in notes (f) and (g) above and a provision for estimated income taxes related thereto at the estimated effective tax rate for the applicable period. Lazard Group operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. As a result, Lazard Group’s income has not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Outside the U.S., Lazard Group historically has operated principally through subsidiary corporations and has been subject to local income taxes. Income taxes shown on Lazard Group’s historical consolidated statements of income are attributable to taxes incurred in non-U.S. entities and to UBT attributable to Lazard Group’s operations apportioned to New York City.
(i)	Represents Lazard’s consolidated net income after giving effect to the adjustments described in notes (f), (g) and (h) above and after minority interest expense, which will be recorded to reflect LAZ-MD Holdings’ ownership of Lazard Group common membership interests. Lazard’s consolidated net income also includes an adjustment to income taxes based on an estimated pro forma effective tax rate. See “Risk Factors—Risks Related to Our Business—In the event of a change or adverse interpretation of relevant income tax law, regulation or treaty, or a failure to qualify for treaty benefits, our overall tax rate may be substantially higher than the rate used for purposes of our pro forma financial statements.”
(j)	Calculated after giving effect to the adjustments as described in note (i) above. For purposes of presentation of basic net income per share, the weighted average shares outstanding reflects 33,653,846 shares of our common stock that will be outstanding immediately following this offering and excludes 4,569,687 shares issuable upon exercise of the underwriters’ over-allotment option. For purposes of presentation of diluted net income per share, LAZ-MD Holdings’ exchangeable interests are included on an as-if-exchanged basis. Shares issuable with respect to the exercise of the purchase contracts associated with the equity security units offered in the ESU offering and pursuant to the IXIS investment agreement are not included because, under the treasury stock method of accounting, such securities currently are not dilutive.
(k)	Source: Thomson Financial. Represents the U.S. dollar value of completed transactions globally in which Lazard Group acted as an advisor to a party to the transaction. The types of transactions included by Thomson are global M&A, partial company sales, asset sales, joint ventures, spin-offs and restructuring assignments in which a change in control occurs. The value of a completed transaction is equal to the consideration paid for the equity of the target plus net debt assumed (net debt equals the liabilities assumed less cash held by the target).
(l)	Source: Thomson Financial. Represents the number of completed M&A transactions globally in which Lazard Group acted as an advisor to a party to the transaction and in which the value of the transaction was greater than $1 billion.
(m)	Calculated using the average of quarter-end AUM balances during the respective period.

DILUTION

As of December 31, 2004, our pro forma net tangible book value was approximately $(132) million, or approximately $(1.32) per share of common stock. Net tangible book value per share of common stock represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of shares of common stock outstanding assuming the exchange of all current Lazard Group common membership interests for 100,000,000 shares of common stock. Shares of common stock outstanding do not include shares of common stock that may be awarded in the future under our equity incentive plan. Except as described below, shares of common stock outstanding also do not include shares issuable upon settlement of the purchase contracts issued in connection with the ESU offering or the IXIS investment agreement. After giving effect to our issuance of shares of common stock in this offering, the IXIS investment agreement and to working members who had historical partner interests and who have elected to exchange those interests for common stock, and assuming an estimated initial public offering price of $26.00 per share (the midpoint of the range of initial public offering prices set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2004 would have been approximately $(1,012) million, or $(10.12) per share of common stock. This represents an immediate dilution to new investors in our common stock of approximately $36.12 per share.

The following table illustrates this per share dilution (assuming that the underwriters do not exercise their over-allotment option, in whole or in part):

Initial public offering price per share		$26.00
Pro forma net tangible book value per share as of December 31, 2004	$(1.32)
Decrease in pro forma net tangible book value per share attributable to the sale of shares in this offering and the additional financing transactions, after giving effect to the recapitalization	(8.80)

Pro forma net tangible book value per share after giving effect to the separation and recapitalization		(10.12)

Pro forma dilution per share to new investors assuming full exchange of all Lazard Group common membership interests held by LAZ-MD Holdings into shares of our common stock		$36.12

If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share of common stock would be approximately $(8.60) per share and the dilution in pro forma net tangible book value per share of common stock to new investors would be $34.60 per share.

If the shares of common stock issuable upon settlement of the purchase contracts issued in connection with the ESU offering and the IXIS investment agreement had been issued upon closing of this offering, we estimate that our pro forma net tangible book value per share as of December 31, 2004, after giving effect to this offering and such issuance of shares, would have been between $(5.31) and $(5.45) per share (or $(3.83) and $(3.93) per share if the underwriters’ over-allotment options for both this offering and the ESU offering had been exercised in full). This range is based on the estimated minimum ($26.00) and maximum ($32.50) price per share of common stock that holders of the purchase contracts will pay upon settlement of the purchase contracts, assuming no adjustments are made to the applicable settlement rate as a result of anti-dilution provisions or otherwise.

The following table summarizes, on a pro forma basis as of December 31, 2004, the difference between the total cash consideration paid and the average price per share paid by existing stockholders and the purchasers of common stock as described below, before deducting estimated underwriting discounts, commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders(a)	66,346,154	66.3%	$—	0.0%	$—
Purchasers of common stock(b)	33,653,846	33.7	875,000,000	100.0	26.00

Total	100,000,000	100.00%	$875,000,000	100.0%	8.75

(a)	Represents LAZ-MD Holdings’ common membership interests in Lazard Ltd on an as-if-exchanged basis.
(b)	Includes 1,266,189 shares to be issued to working members who hold historical partner interests and who have elected to exchange those interests for shares of our common stock valued at the initial public offering price and 1,923,077 shares to be issued to IXIS pursuant to the IXIS investment agreement.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004, reflecting:

•	the historical actual consolidated capitalization of Lazard Group,

•	the pro forma consolidated capitalization of Lazard Group prior to this offering, the additional financing transactions and the recapitalization, but after giving effect to the separation, the reclassification to accrued compensation of amounts due for services rendered by managing directors and employee members of LAM and other managing directors from minority interests and members’ equity, respectively,

•	the pro forma consolidated capitalization of Lazard Group, as adjusted, after giving effect to this offering (at an estimated initial public offering price of $26.00 per share (the midpoint of the range of initial public offering prices set forth on the cover page of this prospectus)), the additional financing transactions and the recapitalization, after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering, and the additional financing transactions and after giving effect to the separation, the reclassification to accrued compensation of amounts due for services rendered by managing directors and employee members of LAM and other managing directors from minority interests and members’ equity, respectively, and the repayment of $50 million in aggregate principal amount of 7.53% Senior Notes due 2011 issued by a wholly owned subsidiary of Lazard Group, and

•	the pro forma consolidated capitalization of Lazard, as adjusted, to reflect the transactions referred to above, including the minority interest attributable to LAZ-MD Holdings ownership of Lazard Group’s common membership interests, which is included within Lazard’s additional paid-in capital. (See note (a) below.)

This table should be read in conjunction with the consolidated financial statements and related notes and our unaudited pro forma financial information and related notes, in each case included elsewhere in this prospectus. The data assumes that there has been no exercise, in whole or in part, of the underwriters’ over-allotment options to purchase additional shares of our common stock in this offering or equity security units in the ESU offering.

	As of December 31, 2004
	Lazard Group			Lazard
	Historical	Pro Forma	Pro Forma, as Adjusted	Pro Forma, as Adjusted
	($ in thousands)

Notes payable	$70,777	$67,497	$17,497	$17,497
Capital lease obligations	51,546	51,546	51,546	51,546
Lazard Group senior notes			650,000	650,000
Lazard Group Finance senior notes underlying equity security units			250,000	250,000
Lazard Group IXIS senior notes underlying equity security units			150,000	150,000
Subordinated loans	200,000	200,000	200,000	200,000
Mandatorily redeemable preferred stock	100,000	100,000	—	—
Minority interest	174,720	117,019	117,019	117,019
Members’ equity (deficit)	384,798	(114,579)	(995,005)	—
Stockholders’ equity:
Common stock, $0.01 par value per share, 500,000,000 shares authorized, 33,653,846 shares issued and outstanding on a pro forma basis as adjusted for this offering				337
Additional paid-in capital				(995,342	(a)

Total minority interest, members’ equity and stockholders’ equity	559,518	2,440	(877,986)	(877,986)

Total capitalization	$981,841	$421,483	$441,057	$441,057

(a)	Minority interest attributable to LAZ-MD Holdings’ approximate 66.3% ownership of Lazard Group’s common membership interests has been reflected as a reduction of Lazard Ltd’s additional paid-in capital rather than minority interest since such minority interest would be negative.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2004
			Pro Forma Adjustments				Total	Pro Forma Adjustments for the Additional Financing Transactions		Lazard Group Pro Forma, as Adjusted	Pro Forma Adjustments for this Offering	Lazard Consolidated Pro Forma, as Adjusted(k)
	Historical		Separation(a)	Subtotal	Other
	($ in thousands, except per share data)

Total revenue	$1,328,180		$(202,424)	$1,125,756			$$1,125,756			$$1,125,756		$$1,125,756
Interest expense	(53,875	)(b)	14,324	(39,551)			(39,551)	(51,629	)(e)	(91,180)		(91,180)

Net revenue	1,274,305		(188,100)	1,086,205			1,086,205	(51,629)		1,034,576		1,034,576
Operating expenses:
Employee compensation and benefits	573,779		(109,030)	464,749	172,301	(c)	637,050			637,050		637,050
Premises and occupancy costs	96,668		(22,967)	73,701			73,701			73,701		73,701
Professional fees	73,547		(24,902)	48,645			48,645			48,645		48,645
Travel and entertainment	50,822		(5,626)	45,196			45,196			45,196		45,196
Other	121,727		(29,946)	91,781			91,781			91,781		91,781

Total Operating Expenses	916,543		(192,471)	724,072	172,301		896,373			896,373		896,373

Operating income	357,762		4,371	362,133	(172,301)		189,832	(51,629)		138,203		138,203
Provision for income taxes	28,375		(103)	28,272	1,852	(d)	30,124	(10,731	)(f)	19,393	5,656 (g)	25,049

Income allocable to members before minority interests and extraordinary item	329,387		4,474	333,861	(174,153)		159,708	(40,898)		118,810	(5,656)	113,154
Minority interests	87,920		(367)	87,553	(73,311	)(c)	14,242			14,242	69,377 (h)	83,619

Income allocable to members before extraordinary item	241,467		4,841	246,308	(100,842)		145,466	(40,898)		104,568	(75,033)	29,535
Extraordinary gain	5,507		(5,507)	—

Net income allocable to members	$246,974		$(666)	$246,308	$(100,842)		$145,466	$(40,898)		$104,568	$(75,033)	$29,535

Weighted average shares outstanding:
Basic												33,653,846	(i)
Diluted												100,000,000	(i)

Net income per share:
Basic												$0.88	(j)
Diluted												$0.88	(j)

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income ($ in thousands):

(a)	Reflects adjustments necessary to remove the historical results of operations of Lazard Group’s separated businesses.

(b)	Interest expense includes dividends relating to Lazard Group’s mandatorily redeemable preferred stock issued in March 2001, which amounted to $8,000 for the year ended December 31, 2004.

(c)	Historically, payments for services rendered by our managing directors have been accounted for as distributions from members’ capital, or as minority interest expense in the case of payments to LAM managing directors and certain key LAM employee members during 2004, rather than as compensation and benefits expense. As a result, our employee compensation and benefits expense and net income allocable to members have not reflected most payments for services rendered by our managing directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures and Indicators—Net Income Allocable to Members.”

The adjustment reflects the classification of these payments for services rendered as employee compensation and benefits expense and has been determined as if the new compensation policy described below had been in place during 2004. Accordingly, the pro forma condensed consolidated statement of income data reflect compensation and benefits expense based on new retention agreements that will be effective upon the completion of this offering.

Following the completion of this offering, our policy will be that our employee compensation and benefits expense, including that payable to our managing directors, will not exceed 57.5% of operating revenue each year (although we retain the ability to change this policy in the future). Our managing directors have been informed of this new policy. The new retention agreements with our managing directors generally provide for a fixed salary and discretionary bonus, which may include an equity-based compensation component. We define “operating revenue” for these purposes as consolidated total revenue less (i) total revenue attributable to the separated businesses and (ii) interest expense related to LFB, with such operating revenue for the year ended December 31, 2004 amounting to $1,107,913.

Reconciliation of historical compensation and benefits

expense to pro forma employee compensation and benefits expense

Year Ended December 31, 2004
($ in thousands)
Historical	$573,779
Add (deduct):
Amount related to separated businesses	(109,030)
Portion of distributions representing payments for services rendered by managing directors and employee members of LAM	$354,282
Reductions	(181,981)

Sub-total	172,301

Targeted compensation and benefits	$637,050

The overall net adjustment to increase historical employee compensation and benefits expense (after eliminating the expenses related to the separated businesses) is $172,301 for the year ended December 31, 2004. The net adjustment is the result of (i) aggregating the distributions representing payments for services rendered by managing directors and employee members of LAM and (ii) reducing the adjusted employee compensation and benefits expense to reflect the new compensation arrangements with our managing directors, which generally provide for a fixed salary and discretionary bonus, to a target compensation expense-to-operating revenue ratio of 57.5%.

While the adjustments described above constitute all adjustments management believes are applicable to the pro forma presentation set forth in this prospectus, we believe that other considerations will assist us in minimizing the degree of compensation reductions required to achieve our employee compensation and benefits expense target, which have not been reflected in the pro forma presentation. For example, significant payments to managing directors for services rendered in 2004 relating to guarantees that have expired will not be repeated and the contractual payouts to the founders of LAM have also expired and will not be repeated. We also expect reductions associated with the restructuring of the Lazard Group pension plans (reflecting a change from defined benefit plans to defined contribution plans) and post-retirement medical plans and cost savings resulting from a reassessment of our staffing needs. Our reassessment of staffing needs was substantially completed during 2004, and, as a result, headcount was reduced. As part of our periodic performance reviews, we expect to continue to reassess needs in the future, but no material reassessment plans are currently in place. No material costs were incurred in connection with our prior reassessment of staffing needs.

These and other measures may not allow us to reach or maintain our target compensation expense-to-operating revenue ratio in the future. Increased competition for senior professionals, changes in the financial markets generally or other factors could prevent us from reaching this objective.

(d)	Reflects a net adjustment of $1,852 for the year ended December 31, 2004. The net adjustment includes (i) tax expense of $3,552, which reflects the application of the respective historical effective Lazard Group income tax rates against the applicable pro forma adjustments, and (ii) a tax benefit of $1,700 reclassified from LAM minority interest.

(e)	Reflects net incremental interest expense related to the separation and recapitalization transactions, including the additional financing transactions, of $51,629, the details of which are as follows:

	Principal Amount	Assumed Interest Rate	Increase (Decrease) in Interest Expense
Addition of new interest expense:
Lazard Group senior notes	$650,000	6.25%	$40,625
Lazard Group Finance senior notes underlying equity security units	250,000	5.18%	12,950
Lazard Group Finance IXIS senior notes underlying equity security units	150,000	5.18%	7,770
Accretion on the estimated present value of contract adjustment payments on the forward purchase contracts sold			775
Amortization of an estimated $9,862 of capitalized debt issuance costs			1,274

Sub-total			63,394
Reduction of existing interest expense:
Senior Notes due 2011	50,000	7.53%	(3,765)
Mandatory redeemable preferred stock	100,000	8.00%	(8,000)

Sub-total			(11,765)

Net incremental interest expense:			$51,629

The incremental interest expense above would change by an estimated $813 and $500 for the $650,000 principal amount of Lazard Group senior notes and for the $400,000 principal amount of Lazard Group Finance senior notes and Lazard Group Finance IXIS senior notes, respectively, if interest rates were to increase or decrease by 0.125%. See also “Use of Proceeds” and “Description of the Equity Security Units—Accounting Treatment.”

(f)	Reflects the net income tax impact associated with the separation and recapitalization transactions.

(g)	Represents an adjustment for Lazard entity-level taxes of $5,656 calculated as follows:

Operating income	$138,203
Less minority interests that reduce income subject to tax	(8,917)

Total income subject to tax	$129,286

Total income taxes at an estimated effective tax rate of 28%	$36,200
Less Lazard Group income tax included therein at an estimated effective tax rate of 15%	(19,393)

Incremental income taxes in excess of income taxes at Lazard Group, assuming 100% ownership of Lazard Group by Lazard Ltd	16,807
Multiply by Lazard Ltd’s estimated ownership of Lazard Group	33.65%

Estimated incremental Lazard Ltd’s entity level taxes	$5,656

The difference between the U.S. federal statutory tax rate of 35% and Lazard’s estimated effective tax rate of 28% is primarily due to the earnings attributable to Lazard’s non-U.S. subsidiaries being taxable at rates lower than the U.S. federal statutory tax rate, partially offset by U.S. state and local taxes which are incremental to the U.S. federal statutory tax rate.

(h)	Minority interest expense includes an adjustment for LAZ-MD Holdings’ ownership of approximately 66.3% of the Lazard Group common membership interests outstanding immediately after this offering.

(i)	For purposes of presentation of basic net income per share, the weighted average shares outstanding reflects 33,653,846 shares of our common stock that will be outstanding immediately following this offering and excludes 4,569,687 shares issuable upon exercise of the underwriters’ over-allotment option. For purposes of presentation of diluted net income per share, LAZ-MD Holdings exchangeable interests are included on an as-if-exchanged basis. Shares issuable with respect to the exercise of the purchase contracts associated with the equity security units offered in the ESU offering and pursuant to the IXIS investment agreement are not included because, under the treasury stock method of accounting, such securities currently are not dilutive.

(j)	Calculated after considering the impact of the pro forma adjustments described above and based on the weighted average basic and diluted shares outstanding, as applicable, as described in note (i) above.

(k)	Captions relating to “income allocable to members” means “income” with respect to the Lazard Ltd amounts.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT

OF FINANCIAL CONDITION

	As of December 31, 2004
									Pro Forma Adjustments for the Capital Contribution Relating to the Offering
		Pro Forma Adjustments					Total		and the Additional Financing Transactions		Lazard Group Pro Forma, as Adjusted	Pro Forma Adjustments for this Offering			Lazard Consolidated Pro Forma, as Adjusted
	Historical	Separation(a)	Subtotal	Other
	($ in thousands, except per share amounts)
Assets:
Cash and cash equivalents	$273,668	$(8,185)	$265,483		$(84,000	)(b)	$181,483	(e)	$66,729	(f)	$248,212	$			$248,212
Cash and securities segregated for regulatory purposes	82,631	(27,200)	55,431				55,431				55,431				55,431
Marketable investments	112,467		112,467				112,467	(e)			112,467				112,467
Securities owned	597,229	(210,280)	386,949				386,949				386,949				386,949
Securities borrowed	852,266	(852,266)
Receivables	891,524	(164,157)	727,367				727,367				727,367				727,367
Other assets	689,439	(226,588)	462,851				462,851		(31,278	)(f)	431,573		238,000	(h)	431,573
													(238,000	)(h)

Total assets	$3,499,224	$(1,488,676)	$2,010,548		$(84,000)		$1,926,548		$35,451		$1,961,999		$—		$1,961,999

Liabilities, Members’ Equity and Stockholders’ Equity:
Notes payable	$70,777	$(3,280)	$67,497	$			$67,497		$(50,000	)(f)	$17,497	$			$17,497
Securities loaned	624,918	(624,918)
Payables	601,582	(90,836)	510,746				510,746				510,746				510,746
Accrued employee compensation	204,898	(52,247)	152,651		40,891	(c)
					149,121	(d)	342,663	(e)			342,663				342,663
Miscellaneous other liabilities	1,137,531	(434,329)	703,202				703,202		15,877	(g)	719,079		—	(h)	719,079
Lazard Group senior notes									650,000	(f)	650,000				650,000
Lazard Group Finance senior notes underlying equity security units									250,000	(f)	250,000				250,000
Lazard Group IXIS senior notes underlying equity security units									150,000	(f)	150,000				150,000
Subordinated loans	200,000		200,000				200,000				200,000				200,000
Mandatorily redeemable preferred stock	100,000		100,000				100,000		(100,000	)(f)	—				—
Minority interest	174,720	(16,810)	157,910		(40,891	)(c)	117,019				117,019		—	(i)	117,019
Members’ equity	384,798	(266,256)	118,542		(84,000 (149,121	)(b) )(d)	(114,579)		(880,426	)(f)(g)	(995,005)		995,005	(i)	—
Stockholders’ equity (deficiency):
Common stock, par value $.01 per share													337	(i)	337
Additional paid-in capital													(995,342	)(g)(i)	(995,342)

Total members’ equity and stockholders’ equity (deficiency)	384,798	(266,256)	118,542		(233,121)		(114,579)		(880,426)		(995,005)		—		(995,005)

Total liabilities, members’ equity and stockholders’ equity (deficiency)	$3,499,224	$(1,488,676)	$2,010,548		$(84,000)		$1,926,548		$35,451		$1,961,999		$—		$1,961,999

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition ($ in thousands):

(a)	Reflects adjustments necessary to remove the historical balances relating to Lazard Group’s separated businesses.
(b)	Reflects cash contribution in recognition of indemnities to be made by the separated businesses in favor of Lazard Group as described in “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement.”
(c)	Reclassifies minority interest relating to services rendered by managing directors and employee members associated with Lazard Group’s controlled affiliate, LAM, to accrued compensation.
(d)	Historically, payment for services rendered by managing directors has been accounted for as distributions to members’ capital (and subsequent to January 1, 2003, minority interest for LAM) rather than as compensation expense. As a result, the accrued compensation liability account has not reflected a liability for most services rendered by managing directors. Following the closing of the separation and recapitalization transactions, we will include all payments for services rendered by our managing directors in compensation and benefits expense. The pro forma adjustment reflects the compensation payable to managing directors (excluding LAM and the separated businesses).
(e)	Historically, employee bonuses have generally been paid in the January following the end of each fiscal year. Payments to managing directors for services rendered have generally been made in three monthly installments, as soon as practicable, after the end of each fiscal year. Such payments usually begin in February. Accordingly, the cash and marketable investments balances shown will be reduced by amounts to be paid for employee bonuses and payments to managing directors for services rendered.
(f)	Reflects the net impact of this offering, the additional financing transactions and the recapitalization, representing (1) the issuance of $825,000 of common stock, which includes $32,921 related to the cashless exchange of certain working members’ historical partner interests for shares of our common stock at the initial public offering price, (2) the issuance of $650,000 principal amount of Lazard Group senior notes, (3) pursuant to the IXIS investment agreement, the issuance of $50,000 of common stock and $150,000 of securities that will be effectively exchangeable into shares of our common stock, and (4) the issuance of $250,000 of the equity security units. The aggregate proceeds, net of estimated transaction costs of $83,000, including capitalized debt issuance costs of $9,862, amount to $1,809,079, which, combined with $41,140 in certain Lazard Group long-term investments (which will be utilized to satisfy a portion of the historical partner redemption consideration), amounts to $1,850,219. Such amount will be utilized to (a) redeem $1,616,411 in historical partner interests, which includes $100,000 in Mandatorily Redeemable Preferred Stock and $32,921 in the cashless exchange of certain working members’ historical partner interests for shares of our common stock, (b) repay $50,000 in principal amount of 7.53% Senior Notes due 2011, and (c) distribute an aggregate of $150,000 to LAZ-MD Holdings and LFCM Holdings. We estimate that net proceeds from this offering and additional financings will exceed the identified use of proceeds described above by $66,729, which will result in an equivalent increase in cash and cash equivalents.
(g)	Reflects an adjustment of $15,877 to record a liability for the present value of the quarterly contract adjustment payments related to the purchase contracts associated with the equity security units being offered and securities that will be effectively exchangeable into shares of our common stock pursuant to the IXIS investment agreement, with a corresponding charge to additional paid-in-capital.
(h)	In accordance with Statement of Financial Accounting Standards No. 109, and in connection with the consolidation of Lazard Group into Lazard Ltd., we have recorded a deferred tax asset of approximately $18,000, with such amount fully offset by a valuation allowance. In addition, in connection with the redemption of the historical partner interests and preferred interests, we have also recorded a deferred tax asset of approximately $220,000, with such amount also fully offset by a valuation allowance. The valuation allowances have been recorded because it is more likely than not that these deferred tax assets will not be realized. The realization of the deferred tax assets depends, among other factors, on the future geographic mix of the earnings of Lazard Group and on Lazard Group meeting certain statutory limitations on amortization deductions. While, pursuant to the tax receivable agreement, we have agreed to pay LAZ-MD Holdings 85% of the amount of any tax benefit we actually realize as a result of tax deductions attributable to increases in tax basis relating to the redemption of the historical partner interests and preferred interests, we have not recorded any liability for our obligation to pay to LAZ-MD Holdings under the tax receivable agreement as we have recorded a full valuation allowance against this deferred tax asset.
(i)	Reflects the issuance of Lazard Ltd common shares pursuant to this offering, net of applicable costs with respect thereto, and the net effect of the consolidation by Lazard Ltd of Lazard Group, including the classification of LAZ-MD Holdings’ approximate 66.3% ownership of Lazard Group’s common membership interests as of December 31, 2004 as a reduction of Lazard Ltd’s additional paid-in capital rather than minority interest since such minority interest would be negative.

S-1 Page 54

	Redemption Price by Class of Interests Held
	Historical Partner Interests		Preferred Interests	Aggregate Redemption Price
Historical Partner Group	Capital	Profit/Good- will Rights
	($ in millions)
Founding families, including former chairman Michel David-Weill, and Eurazeo S.A.	$564.7	$898.3	$99.1	$1,562.1
Other former working members	7.5	11.1	0.8	19.4
Bruce Wasserstein	11.9	21.0		32.9
Other current working members	0.8	1.1	0.1	2.0

Total	$584.9	$931.5	$100.0	$1,616.4

2004 Compensation Information (Page 135) (a)

	Salary	Bonus	All Other Compensation
	($ in thousands)
Bruce Wasserstein	$3,000	$—	$—	(b)
Michael J. Castellano	250	1,550	625	(c)
Steven J. Golub	1,000	2,000	—
Scott D. Hoffman	500	1,500	—
Charles G. Ward, III	1,500	1,500	301	(d)

(a)	The amounts represent compensation for the year ended December 31, 2004 only and do not include that portion of each named executive officer’s total partnership return from Lazard LLC, in 2004, attributable to a return on his invested capital or to his share of the income from investments made by Lazard LLC in prior years that was allocated to the individuals who were members in those years.

(b)	Mr. Wasserstein also reimbursed the firm for the personal use of a Company-leased aircraft by himself and his family at the incremental cost of this use.

(c)	Represents a cash “make whole payment” for foregone compensation from a previous employer. No further obligations remain.

(d)	Represents housing cost for 2004 related to Mr. Ward relocating to London from his date of hire through August 2004. Mr. Ward has since moved back to the New York City area and no longer receives a housing cost allowance.

Aggregate compensation paid to employees who are not named executive officers may exceed that paid to all or some of the named executive officers.

Interests to be held by each named executive officer (Page 136)

Managing Director	LAZ-MD Holdings Exchangeable Interests	Capital	LAZ-MD Holdings Profits Interests
Bruce Wasserstein and family trusts (Note)	10,427,894	—	10,427,894
Michael J. Castellano	478,314	187,500	478,314
Steven J. Golub	1,806,966	4,169,241	1,806,966
Scott D. Hoffman	584,607	430,626	584,607
Charles G. Ward, III	1,594,382	514,500	1,594,382

Note: Includes 8,355,198 interests held by two trusts created by Mr. Wasserstein for the benefit of his family and over which he does not have control. Mr. Wasserstein does not have any beneficial or other ownership interest in these interests.

Principal Stockholders (page 146)

Name and Address of Beneficial Owner	Number of Shares of Class B Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned (a)	Percentage of Shares of Common Stock Beneficially Owned	Percentage of Voting Power (b)
5% Stockholders: LAZ-MD Holdings 30 Rockefeller Plaza New York, New York 10020	1	0	—	66.35	% (e) (f)

IXIS (c) 47, Quai d’Austerlitz 75648 Paris Cedex 13 France		1,923,077	1.92%	1.92%

Directors and named executive officers:
Bruce Wasserstein and family trusts (h)		11,694,083	11.69%	11.69	%(d)
Michael J. Castellano		478,314	0.48%	0.48	%(d)
Steven J, Golub		1,806,966	1.81%	1.81	%(d)
Scott D. Hoffman		584,607	0.58%	0.58	%(d)
Charles G. Ward, III		1,594,382	1.59%	1.59	%(d)
All directors and executive officers as a group (xx persons) (g)

(a)	The Lazard Group common membership interests issued to LAZ-MD Holdings are exchangeable for shares of common stock on a one-for-one basis, as described under “The Separation and Recapitalization Transactions and the Lazard Organizational Structure - The Separation and Recapitalization Transactions - The Recapitalization pf LAZ-MD Holdings and Lazard Group.” As each of these Lazard Group common membership interests is associated with a LAZ-MD Holdings exchangeable interest, LAZ-MD Holdings disclaims beneficial ownership of the shares of common stock into which the Lazard Group common membership interests are exchangeable.

(b)	The percentage of voting power includes both the voting power of common stock and Class B common stock in the aggregate.

(c)	The 1,923,077 shares of our common stock that IXIS is expected to acquire as part of the additional financing transactions generally may not be transferred for a period of 545 days from the date of purchase. Excludes 4,615,384 to 5,769,230 shares of our common stock underlying the exchangeable debt securities to be issued to IXIS pursuant to the IXIS investment agreement. Were IXIS to exchange these securities at the price at which the common stock is being offered pursuant to this prospectus, it would beneficially own 7.2% of the common stock, including the shares of common stock into which the Lazard Group common membership interests are exchangeable.

(d)	For each of the named executive officers (except for a portion of Mr. Wasserstein’s interest), the percentage also includes only shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by such person and, in the case of Mr. Wasserstein, trusts created by such person. With respect to Mr. Wasserstein, includes 1,266,189 shares held directly. Voting of the LAZ-MD Holdings exchangeable interests are subject to voting provisions in the LAZ-MD Holdings stockholders’ agreement and are included in the 66.35% voting interest of LAZ-MD Holdings. See “Certain Relationships and Related Transactions - LAZ-MD Holdings Stockholders’ Agreement.” The interests are included on an as exchanged basis and absent an acceleration event, these interests will be exchangeable pro-rata on the third, fourth and fifth anniversaries of the offering as described in “Management Retention Agreements.”

(e)	LAZ-MD Holdings holds the single outstanding share of Class B common stock, which immediately following this offering and the additional financing transactions will represent 66.35% of the voting stock of all shares of our voting stock (or approximately 63.45% of the voting power if the underwriters’ over-allotment is fully exercised).

(f)	The single share of Class B common stock held by LAZ-MD Holdings generally will entitle our managing directors to one vote per share of each LAZ-MD exchangeable interest on a pass through basis. See “The Separation and Recapitalization Transactions and the Lazard Organizational Structure—The Separation and Recapitalization Transactions—Exchange of Working Member Interests for LAZ-MD Holdings Interests” and Description of Capital Stock” and “Certain Relationships and Related Transaction—LAZ-MD Holdings Stockholders’ Agreement.”

(g)	Includes shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by such person.

(h)	Includes 8,355,198 shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by two trusts created by Mr. Wasserstein for the benefit of his family and over which he does not have control. Mr. Wasserstein does not have any beneficial or other ownership interest in these shares.

To replace existing paragraph in “Management—Arrangements with Our Managing Directors” (page 136 of the Common Stock Registration Statement):

In connection with this offering, the named executive officers have entered into retention agreements with Lazard Group, on behalf of itself, us and our other affiliates, that contain provisions relating to their participation in this offering and the terms of the LAZ-MD Holdings exchangeable interests and restrictive covenants that are substantially similar to those of the form of retention agreement executed by other managing directors, as well as the additional terms described below. In the case of Mr. Wasserstein, the provisions relating to his participation in this offering are set forth in a separate agreement relating to the reorganization of Lazard, which for purposes of this description is deemed to be part of his retention agreement.

Compensation and Employee Benefits

The retention agreement with each of Messrs. Wasserstein and Golub provides for a guaranteed level of compensation during the term of each such agreement, which term continues until the third anniversary of this offering, and the retention agreement with each of Messrs. Castellano, Hoffman and Ward provides for a guaranteed level of compensation through the 2007 calendar year, in each case, so long as the applicable named executive officer continues to provide services to us. Mr. Wasserstein will be eligible to receive an annual base salary of no less than $4.8 million during the three-year period following this offering, and each of Messrs. Castellano, Golub, Hoffman and Ward will be eligible to receive a guaranteed total compensation amount for each of 2005, 2006 and 2007 (until the third anniversary of this offering for Mr. Golub) of no less than $2 million, $3 million, $2.25 million, and $3 million, respectively, with at least $500,000, $1.5 million, $600,000, and $1.5 million, respectively, of such guaranteed total compensation amount payable as annual base salary, except that the guaranteed compensation amount for Mr. Ward can be reduced in connection with across-the-board reductions applicable to our deputy chairmen.

In addition, Mr. Wasserstein’s agreement provides that until the third anniversary of this offering, he will participate in the employee benefit plans and programs generally applicable to our most senior executives on terms no less favorable than those provided to such senior executives, except that his participation in equity-related, bonus, incentive, profit sharing or deferred compensation plans will require the consent of our board, and provides in addition that he will be entitled to perquisites and fringe benefits no less favorable than those provided to him by Lazard Group immediately prior to this offering, to the extent not inconsistent with our policies as in effect from time to time, which perquisites and fringe benefits are similar to those customarily provided to chief executive officers. The retention agreements with each of Messrs. Castellano, Golub, Hoffman and Ward provide that they will be entitled to participate in employee retirement and welfare benefit plans and programs of the type made available to our most senior executives.

Payments and Benefits Upon Certain Terminations of Service

Each retention agreement with a named executive officer provides for certain severance benefits in the event of a termination prior to the third anniversary of this offering by us other than for cause or by the named executive officer for good reason (which we refer to below as a qualifying termination). The level of the severance benefits depends on whether the applicable termination occurs prior to or following a change in control of Lazard Ltd.

In the event of a qualifying termination of a named executive officer prior to a change in control, the named executive officer would be entitled to receive (i) any unpaid base salary accrued through the date of termination, (ii) any earned but unpaid bonuses for years completed prior to the date of termination, (iii) a prorated bonus for the year of termination, and (iv) a severance payment in the following amounts: Mr. Wasserstein, two times base salary; Messrs. Castellano, Golub, Hoffman and Ward, one-and-a-half times (two times in the case of Mr. Golub) the greater of such named executive officer’s guaranteed compensation amount or such named executive officer’s average base salary plus bonus for the two calendar years preceding the year of termination. Upon such a qualifying termination, the named executive officer and his eligible dependents would generally continue to be eligible to participate in our medical and dental benefit plans, on the same basis as in effect immediately prior to the executive’s date of termination (which currently requires the named executive officer to pay the full cost of the premiums), for the following periods: for Mr. Wasserstein, for the remainder of his life and the life of his current spouse; for Mr. Golub, until the later to occur of the second anniversary of termination of service and February 29, 2008; for each of Messrs. Castellano, Hoffman and Ward, for a period of 18 months following the date of termination of service. The period of such medical and dental benefits continuation would generally be credited towards the named executive officer’s credited age and service for purpose of our retiree medical program.

In the event of a qualifying termination of a named executive officer on or following a change in control, the named executive officer would receive the severance payments and benefits described in the preceding paragraph, except that the severance payments would be in the following amounts: Mr. Wasserstein, three times base salary; Messrs. Castellano, Golub, Hoffman and Ward, three times the greater of such named executive officer’s guaranteed compensation amount or such named executive officer’s base salary plus average bonus for the two calendar years preceding the year of termination. In addition, each of the named executive officers and his eligible dependents would be eligible for continued participation in our medical and dental benefit plans and receive age and service credit, as described above, except the applicable period for each of Messrs. Castellano, Golub, Hoffman and Ward would be 36 months following the date of termination of service.

The retention agreement with Mr. Wasserstein provides that in the event his service is terminated due to his death or disability, he and/or his current spouse, as applicable, would continue to be eligible for the medical and dental benefits described above.

The retention agreement with Mr. Golub provides that if his service terminates due to his death or disability prior to the third anniversary of this offering or upon the expiration of his agreement as of the third anniversary of this offering, he would be entitled to a prorated bonus for the year of termination.

Change in Control Excise Tax Grossup

Each retention agreement with a named executive officer provides that in the event that the named executive officer’s receipt of any payment made by us under the retention agreement or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code of 1986, as amended, or the “Code,” an additional payment will be made to restore the executive to the after-tax position that he would have been in if the excise tax had not been imposed.

Provisions Relating to the Reorganization and Restrictive Covenants

Generally, the retention agreements with the named executive officers contain restrictive covenants and provisions relating to their participation in the offering that are substantially similar to those in the retention agreements signed by other managing directors. However, the scope of the covenants applicable to Mr. Wasserstein limiting his ability to compete with us and to solicit our clients are generally more restrictive than those applicable to other managing directors, although Mr. Wasserstein may continue his relationship with and ownership interest in Wasserstein & Co., Inc. on terms consistent with past practice without violating these covenants, so long as such activities do not significantly interfere with his performance of his duties as our chairman and chief executive officer. In addition, the nondisparagement provision between Mr. Wasserstein and us is reciprocal.

Under each retention agreement with a named executive officer, a termination by the named executive officer for good reason would be treated as a termination by us without cause for purposes of the duration of the restrictive covenants and the provisions governing the timing of exchangeability of LAZ-MD Holdings exchangeable interests into shares of our common stock.

See “Arrangements With Our Managing Directors—The Retention Agreements—Participation in this Offering” for a chart setting forth the equity interests of each named executive officer.

AGREEMENT RELATING TO RETENTION AND

NONCOMPETITION AND OTHER COVENANTS

AGREEMENT by and among Lazard Ltd, a company incorporated under the laws of Bermuda (the “Company”), Lazard Group LLC, a Delaware limited liability company (“Lazard Group”), and Bruce Wasserstein (the “Executive”), dated as of the      day of                     , 2005.

The Company has determined that it is in the best interests of the Company and its shareholders to assure that the Company and Lazard Group will have the continued dedication of the Executive following the sale of its shares in an initial public offering (the “IPO”). Therefore, in order to accomplish these objectives, the Board of Directors of each of the Company and Lazard Group has respectively caused the Company and Lazard Group to enter into this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. Effective Time. The “Effective Time” shall mean the effective time of consummation of the mandatory sale of all “Interests” (as defined in the Third Amended and Restated Operating Agreement of Lazard LLC, dated as of January 1, 2002, as amended (as it may be amended from time to time, the “LLC Agreement”) pursuant to Section 6.02(b) of the LLC Agreement (as the provisions of such Section 6.02(b) may be waived or modified) or otherwise. The date on which the Effective Time shall occur shall be referred to herein as the “Effective Date”).

2. Employment Period. The Company and Lazard Group hereby agree to employ the Executive, and the Executive hereby agrees to enter into the employ of the Company and continue to be employed by Lazard Group, subject to the terms and conditions of this Agreement, for the period commencing on the Effective Time and ending on the third anniversary of the Effective Date (the “Employment Period”).

3. Terms of Employment. (a) Position and Duties. (i) During the Employment Period, the Executive shall serve as Chairman and Chief Executive Officer of each of the Company and of Lazard Group, with such authority, duties and responsibilities as are commensurate with such positions, and shall serve as a member of the Company’s Board of Directors (the “Board”).

(ii) During the Employment Period, and excluding any periods of vacation and sick leave to which the Executive is entitled, the Executive agrees to devote substantially all of his attention and time during normal business hours to the business and affairs of the Company and Lazard Group and, to the extent necessary to discharge the responsibilities assigned to the Executive hereunder, to use the Executive’s reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it shall not be a violation of this Agreement for the Executive to, consistent with and subject to the policies applicable to members of the Board (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures or fulfill speaking engagements, and (C) manage personal investments or engage in other activities consistent with past practice, so long as such activities do not significantly interfere with the performance of the Executive’s responsibilities as an employee of the Company and Lazard Group in accordance with this Agreement.

(b) Compensation.

(i) Base Salary. During the Employment Period, the Executive shall receive an annual base salary (“Annual Base Salary”) of no less than $4,800,000, which shall be payable in accordance with the normal payroll practices of Lazard Group. The term “Base Salary” shall refer to the Annual Base Salary as it may be increased.

(ii) Other Benefits. During the Employment Period, the Executive shall be entitled to participate in all employee pension, welfare, and other benefit plans, practices, policies and programs generally applicable to the most senior executives of the Company and Lazard Group on a basis and on terms no less favorable than that provided to such senior executives; provided that the Executive shall not be eligible to participate in any equity-related, bonus, incentive, profit sharing or deferred compensation plan or any similar plan, scheme or arrangement without the consent of the Board other than (A) as set forth in Section 3(b)(i), (B) participation in the tax-qualified and supplemental retirement plans of Lazard Group or its affiliates or (C) participation in plans that provide the Executive only the opportunity to defer the receipt of income otherwise payable hereunder. In addition, the Executive shall be entitled to perquisites and fringe benefits no less favorable than those provided to him by Lazard Group immediately prior to the Effective Date, to the extent not inconsistent with the policies of the Company or Lazard Group, as applicable, as in effect from time to time.

(iii) Expenses. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable business expenses incurred by the Executive in the performance of his duties in accordance with the policies of the Company or Lazard Group, as applicable, as in effect from time to time.

(iv) Vacation. During the Employment Period, the Executive shall be entitled to paid vacation in accordance with the plans, policies, programs and practices of the Company or Lazard Group, as applicable, as in effect from time to time with respect to the senior executives of the Company and Lazard Group.

4. Termination of Employment. (a) Death or Disability. The Executive’s employment shall terminate automatically upon the Executive’s death during the Employment Period. If the Company determines in good faith that the Disability of the Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it may give the Executive written notice in accordance with Section 11(b) of this Agreement of its intention to terminate the Executive’s employment. In such event, the Executive’s employment with the Company shall terminate effective on the 30th day after receipt of such notice by the Executive (the “Disability Effective Date”), provided that, within the 30 days after such receipt, the Executive shall not have returned to full-time performance of the Executive’s duties. For purposes of this Agreement, “Disability” shall mean the absence of the Executive from the Executive’s duties with the Company on a full-time basis for 180 consecutive business days in a 365-day period as a result of incapacity due to mental or physical illness that is determined to be total and permanent by a physician selected by the Company or its insurers and reasonably acceptable to the Executive or the Executive’s legal representative.

(b) Cause. The Company may terminate the Executive’s employment during the Employment Period either with or without Cause. For purposes of this Agreement, “Cause” shall mean:

(i) the Executive is convicted of, or pleads guilty or nolo contendere to a charge of commission of, a felony;

(ii) the Executive has engaged in gross neglect or willful misconduct in carrying out his duties, which results in material economic harm to the Company; or

(iii) an act or failure to act by the Executive, which, under the provisions of applicable law, disqualifies the Executive from acting as the Chief Executive Officer of the Company or as a director of the Company.

For purposes of this provision, no act or failure to act, on the part of the Executive, shall be considered “willful” unless it is done, or omitted to be done, by the Executive in bad faith or without reasonable belief that the Executive’s action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in good faith and in the best interests of the Company. The cessation of employment of the Executive shall not be deemed to be for Cause unless and until there shall have been delivered to the Executive a copy of each of the resolutions duly adopted by (1) the affirmative vote of a majority of the members then in office of the Nominating and Governance Committee of the Board recommending such action to the Board (at a meeting of such Committee called and held for such purpose, after reasonable notice is provided to the Executive and he is given an opportunity, together with counsel, to be heard) and (2) the affirmative vote of a majority of the members of the Board then in office approving such recommendation, after delivery of notice to each director and the Executive at least seven (7) business days before the date of a meeting called and held for such purpose (which meeting shall be at least seven (7) days after the Committee meeting) and at which the Executive is given an opportunity, together with counsel, to be heard (it being understood that the failure to provide adequate notice in accordance with this clause (2) shall invalidate any action or resolution of the Board to terminate the Executive for Cause), which resolutions find that, in the good faith opinion of both the Committee and the Board, the Executive is guilty of the conduct described in subsections (i), (ii) or (iii) above, and, with respect to subsections (ii) and (iii) specifies the particulars thereof in detail.

(c) Good Reason. During the Employment Period, the Executive’s employment may be terminated by the Executive with or without Good Reason. For purposes of this Agreement, “Good Reason” shall mean in the absence of a written consent of the Executive:

(i) the assignment to the Executive of any duties inconsistent in any material respect with the Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as contemplated by Section 3(a)(i) of this Agreement, or any other action by the Company or Lazard Group, as applicable, which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company or Lazard Group, as applicable, promptly after receipt of notice thereof given by the Executive; or

(ii) a material breach of the terms of this Agreement, including, without limitation, any failure by the Company or Lazard Group, as applicable, to comply with any of the provisions of Section 3(b) or 10(c) of this Agreement, excluding for this purpose an action not taken in bad faith and which is remedied by the Company or Lazard Group, as applicable, promptly after receipt of notice thereof given by the Executive.

The Executive’s mental or physical incapacity following the occurrence of an event described above in clause (i) or (ii) shall not affect the Executive’s ability to terminate employment for Good Reason.

(d) Notice of Termination. Any termination by the Company for Cause, or by the Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 11(b) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 30 days after the giving of such notice). The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting such fact or circumstance in enforcing the Executive’s or the Company’s rights hereunder.

(e) Date of Termination. For purposes of this Agreement, “Date of Termination” means (i) if the Executive’s employment is terminated by the Company for Cause, or by the Executive for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein within 30 days of such notice, as the case may be, (ii) if the Executive’s employment is terminated by the Company other than for Cause or Disability, the Date of Termination shall be the date on which the Company notifies the Executive of such termination, (iii) if the Executive’s employment is voluntarily terminated by the Executive without Good Reason, the Date of Termination shall be the date as specified by the Executive in the Notice of Termination which date shall not be less than three months after the Executive notifies the Company of such termination, unless waived in writing by the Company, and (iv) if the Executive’s employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death of the Executive or the Disability Effective Date, as the case may be.

5. Obligations of the Company upon Termination. (a) By the Company Other Than for Cause, Death or Disability or By the Executive for Good Reason, prior to a Change of Control. If, during the Employment Period and prior to a “Change of Control” (as defined in the LAZ-MD Holdings LLC Operating Agreement), the Company shall terminate the Executive’s employment other than for Cause, death or Disability or the Executive shall terminate employment for Good Reason:

(i) Lazard Group shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

A. the sum of (1) the Executive’s Annual Base Salary through the Date of Termination, and (2) any earned and unpaid cash bonus amounts for calendar years completed prior to the Date of Termination, in each case, to the extent not theretofore paid (the sum of the amounts described in subclauses (1) and (2), the “Accrued Obligations”); and

B. the amount equal to the product of (1) two and (2) the Executive’s Annual Base Salary; and

(ii) (A) for the remainder of the Executive’s life and that of his current spouse, the Executive, his spouse and his eligible dependents shall continue to be eligible to participate in the medical and dental benefit plans of Lazard Group on the same basis as the Executive participated in such plans immediately prior to the Date of Termination, to the extent that the applicable plan permits such continued participation for all or any portion of such period (it being agreed that Lazard Group will use its reasonable efforts to cause such continued coverage to be permitted under the applicable plan for the entire period) and (B) in the event such benefits continuation period is required to be limited to a shorter period, the actual period of continuation shall not run concurrently with or reduce the Executive’s right to continued coverage under COBRA and, for purposes of determining the Executive’s eligibility for and right to commence receiving benefits under the retiree healthcare benefit plans of Lazard Group, the Executive shall receive additional years of age and service credit equal to the number of years and portions thereof in the applicable benefits continuation period (collectively the “Medical Benefits”);

(iii) to the extent not theretofore paid or provided, Lazard Group shall timely pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of Lazard Group and its affiliates through the Date of Termination (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).

(b) Death. If the Executive’s employment is terminated by reason of the Executive’s death during the Employment Period, this Agreement shall terminate without further obligations to the Executive’s legal representatives under this Agreement, other than for the payment of the Accrued Obligations, and the timely payment or provision of Other Benefits. The Accrued Obligations shall be paid to the Executive’s estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as utilized in this Section 5(b) shall include death benefits as in effect on the date of the Executive’s death with respect to senior executives of the Company and Lazard Group and their beneficiaries, and the provision of the Medical Benefits to the Executive’s current spouse and his eligible dependents.

(c) Disability. If the Executive’s employment is terminated by reason of the Executive’s Disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive, other than for the payment of the Accrued Obligations and the timely payment or provision of Other Benefits. The Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as utilized in this Section 5(c) shall include, and the Executive shall be entitled after the Disability Effective Date to receive, disability and other benefits as in effect at any time thereafter generally with respect to senior executives of the Company and Lazard Group and the provision of the Medical Benefits to the Executive and his current spouse and his eligible dependents.

(d) Cause; Other than for Good Reason; Expiration of the Employment Period. If, during the Employment Period, the Executive’s employment shall be terminated for Cause or the Executive terminates his employment without Good Reason, or if the Executive’s employment with the Company ceases upon or following the expiration of the Employment Period, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay or provide to the Executive (i) the Accrued Obligations, (ii) the Medical Benefits (other than upon a termination for Cause) and (iii) the Other Benefits, in each case to the extent theretofore unpaid.

(e) By the Company Other Than for Cause, Death or Disability or By the Executive for Good Reason, On or After a Change of Control. If, during the Employment Period and on or after a Change of Control, the Company shall terminate the Executive’s employment other than for Cause, death or Disability or the Executive shall terminate employment for Good Reason, Lazard Group shall pay or provide to the Executive (i) a lump sum cash payment within 30 days after the Date of Termination equal to the sum of (A) the Accrued Obligations and (B) the amount equal to the product of (1) three and (2) the Executive’s Annual Base Salary, (ii) the Medical Benefits and (iii) the Other Benefits.

(f) Section 409A. Notwithstanding the timing of the payments pursuant to Section 5(a) of this Agreement, to the extent the Executive would otherwise be entitled to a payment during the six months beginning on the Date of Termination that would be subject to the additional tax imposed under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), (i) the payment will not be made to the Executive and instead will be made, at the election of Lazard Group, either to a trust in compliance with Rev. Proc. 92-64 or an escrow account established to fund such payments (provided that such funds shall be at all times subject to the creditors of the Company and its affiliates) and (ii) the payment, together with interest thereon at the rate of “prime” plus 1%, will be paid to the Executive on the earlier of the six-month anniversary of Date of Termination or the Executive’s death or disability (within the meaning of Section 409A of the Code). Similarly, to the extent the Executive would otherwise be entitled to any benefit (other than a cash payment) during the six months beginning on the Date of Termination that would be subject to the additional tax under Section 409A of the Code, the benefit will be delayed and will begin being provided (together, if applicable, with an adjustment to compensate the Executive for the delay, with such adjustment to be determined in Lazard Group’s reasonable good faith discretion) on the earlier of the six-month anniversary of the Date of Termination or the Executive’s death or disability (within the meaning of Section 409A of the Code). Lazard Group will establish the trust or escrow account, as applicable, no later than ten days after the Executive’s Date of Termination. It is the intention of the parties that the payments and benefits to which the Executive could become entitled in connection with termination of employment under this Agreement comply with Section 409A of the Code. In the event that the parties determine that any such benefit or right does not so comply, they will negotiate reasonably and in good faith to amend the terms of this Agreement such that it complies (in a manner that attempts to minimize the economic impact of such amendment on the Executive and Lazard Group and its affiliates).

6. Non-exclusivity of Rights. Except as specifically provided, nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, program, policy or practice provided the Company or any of its affiliates and for which the Executive may qualify, provided that to the extent the Executive is entitled to severance pay under Section 5 of this Agreement, he shall not be entitled to severance pay under any severance policy of the Company or its affiliates. Amounts or benefits that are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with Lazard Group or any of its affiliates at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

7. Full Settlement. Lazard Group’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company or its affiliates may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, such amounts shall not be reduced whether or not the Executive obtains other employment. Lazard Group agrees to pay as incurred, to the full extent permitted by law, all legal fees and expenses which the Executive may reasonably incur as a result of any contest (regardless of the outcome thereof) by the Company or its affiliates, the Executive or others of the validity or enforceability of, or liability under, any provision of this Agreement or any guarantee of performance thereof (including as a result of any contest by the Executive about the amount of any payment pursuant to this Agreement), plus in each case interest on any delayed payment at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code, provided that the Executive prevails on one material issue.

8. Certain Additional Payments by the Company.

(a) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment, benefit or distribution by Lazard Group or its affiliates to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 8) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Subject to the provisions of Section 8(c), all determinations required to be made under this Section 8, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte & Touche LLP or such other nationally recognized certified public accounting firm reasonably acceptable to the Company as may be designated by the Executive (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by Lazard Group. Any Gross-Up Payment, as determined pursuant to this Section 8, shall be paid by Lazard Group to the Executive within five days of the later of (i) the due date for the payment of any Excise Tax, and (ii) the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon the Company and its affiliates and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Lazard Group should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 8(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Lazard Group to or for the benefit of the Executive.

(c) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(i) give the Company any information reasonably requested by the Company relating to such claim,

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that Lazard Group shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 8(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, Lazard Group shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by the Executive of an amount advanced by Lazard Group pursuant to Section 8(c), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company’s complying with the requirements of Section 8(c)) promptly pay to Lazard Group the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by Lazard Group pursuant to Section 8(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

9. Confidential Information; Restrictive Covenants

(a) Confidential Information. In the course of involvement in the Company’s activities or otherwise, the Executive has obtained or may obtain confidential information concerning the Company’s businesses, strategies, operations, financial affairs, organizational and personnel matters (including information regarding any aspect of the Executive’s tenure as a managing director, member, partner or employee of the Company or of the termination of such position, partnership or employment), policies, procedures and other non-public matters, or concerning those of third parties. The Executive shall not at any time (whether during or after the Executive’s employment with the Company) disclose or use for the Executive’s own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company, any trade secrets, information, data, or other confidential or proprietary information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, plans, or the business and affairs of the Company, provided that the foregoing shall not apply to information which is not unique to the Company or which is generally known to the industry or the public other than as a result of the Executive’s breach of this covenant or as required pursuant to an order of a court, governmental agency or other authorized tribunal. The Executive agrees that upon termination of the Executive’s employment with the Company for any reason, the Executive or, in the event of the Executive’s death, the Executive’s heirs or estate at the request of the Company, shall return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company, except that the Executive (or the Executive’s heirs or estate) may retain personal notes, notebooks and diaries. The Executive further agrees that the Executive shall not retain or use for the Executive’s account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the businesses of the Company. Without limiting the foregoing, the existence of, and any information concerning, any dispute between the Executive and the Company shall be subject to the terms of this Section 9(a), except that the Executive may disclose information concerning such dispute to the arbitrator or court that is considering such dispute, and to the Executive’s legal counsel, spouse or domestic partner, and tax and financial advisors, provided that such persons agree not to disclose any such information other than as necessary to the prosecution or defense of the dispute.

(b) Noncompetition. (i) The Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company. The Executive further acknowledges and agrees that in connection with the reorganization of Lazard Group, and in the course of the Executive’s subsequent employment, the Executive has been and shall be provided with access to sensitive and proprietary information about the clients, prospective clients, knowledge capital and business practices of the Company, and has been and shall be provided with the opportunity to develop relationships with clients, prospective clients, consultants, employees, representatives and other agents of the Company, and the Executive further acknowledges that such proprietary information and relationships are extremely valuable assets in which the Company has invested and shall continue to invest substantial time, effort and expense. Executive hereby agrees that while employed by the Company and thereafter until (A) three months after the Executive’s Date of Termination other than following a termination by the Company without Cause or by the Executive for Good Reason or (B) one month after the date of the Executive’s termination by the Company without Cause or by the Executive for Good Reason (and such period, the “Noncompete Restriction Period”), the Executive shall not, directly or indirectly, on the Executive’s behalf or on behalf of any other person, firm, corporation, association or other entity, as an employee, director, advisor, partner, consultant or otherwise, engage in a “Competing Activity,” or acquire or maintain any ownership interest in, a “Competitive Enterprise.” For purposes of this Agreement, (x) “Competing Activity” means the providing of services or performance of activities for a Competitive Enterprise in a line of business that is similar to any line of business in respect of which the Executive provided services to the Company, and (y) “Competitive Enterprise”

shall mean a business (or business unit) that (1) engages in any activity or (2) owns or controls a significant interest in any entity that engages in any activity, that in either case, competes anywhere with any activity in which the Company is engaged up to and including the Executive’s Date of Termination. Notwithstanding anything in this Section 9(b), the Executive shall not be considered to be in violation of this Section 9(b) solely by reason of owning, directly or indirectly, any stock or other securities of a Competitive Enterprise (or comparable interest, including a voting or profit participation interest, in any such Competitive Enterprise) if the Executive’s interest does not exceed 5% of the outstanding capital stock of such Competitive Enterprise (or comparable interest, including a voting or profit participation interest, in such Competitive Enterprise) or due to the Executive’s services to or relationship with (including his ownership interest in) Wasserstein & Co., LP.

(ii) The Executive acknowledges that the Company is engaged in business throughout the world. Accordingly, and in view of the nature of the Executive’s position and responsibilities, the Executive agrees that the provisions of this Section 9(b) shall be applicable to each jurisdiction, foreign country, state, possession or territory in which the Company may be engaged in business while the Executive is employed by the Company.

(c) Nonsolicitation of Clients. The Executive hereby agrees that during the Noncompete Restriction Period, the Executive shall not, in any manner, directly or indirectly, (a) Solicit a Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Company, or (b) interfere with or damage (or attempt to interfere with or damage) any relationship between the Company and a Client. For purposes of this Agreement, the term “Solicit” means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, persuading, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action, and the term “Client” means any client or prospective client of the Company, whether or not the Company has been engaged by such Client pursuant to a written agreement; provided that an entity which is not a client of the Company shall be considered a “prospective client” for purposes of this sentence only if the Company made a presentation or written proposal to such entity during the 12-month period preceding the Date of Termination or was preparing to make such a presentation or proposal at the time of the Date of Termination. Notwithstanding anything in this Section 9(c), the Executive’s services to or relationship with (including his ownership interest in) Wasserstein & Co., LP shall not be considered to be a violation of this Section 9(c).

(d) No Hire of Employees. The Executive hereby agrees that while employed by the Company and thereafter until six-months after the Executive’s Date of Termination (the “No Hire Restriction Period”), the Executive shall not, directly or indirectly, for himself or on behalf of any third party at any time in any manner, Solicit, hire, or otherwise cause any employee who is at the associate level or above, officer or agent of the Company to apply for, or accept employment with, any Competitive Enterprise, or to otherwise refrain from rendering services to the Company or to terminate his or her relationship, contractual or otherwise, with the Company, other than in response to a general advertisement or public solicitation not directed specifically to employees of the Company.

(e) Nondisparagement; Transfer of Client Relationships. The Executive shall not at any time (whether during or after the Executive’s employment with the Company), and shall instruct his spouse, domestic partner, parents, and any of their lineal descendants (it being agreed that in any dispute between the parties regarding whether the Executive breached such obligation to instruct, the Company shall bear the burden of demonstrating that the Executive breached such obligation) not to, make any comments or statements to the press, employees of the Company, any individual or entity with whom the Company has a business relationship or any other person, if such comment or statement is disparaging to the Company, its reputation, any of its affiliates or any of its current or former officers, members or directors, except for truthful statements as may be required by law. The Company agrees not to, and to cause its Board and senior executives not to, make any comments or statements to the press, employees of the Company, any individual or entity with whom the Company has a business relationship or any other person, if such statement or comment is disparaging to the Executive, except for truthful statement as may be required by law. During the period commencing on the Executive’s Date of Termination and ending 90 days thereafter, the Executive hereby agrees to take all actions and do all such things as may be reasonably requested by the Company from time to time to maintain for the Company the business, goodwill, and business relationships with any of the Company’s Clients with whom the Executive worked during the term of the Executive’s employment, provided that such actions and things do not materially interfere with other employment of the Executive.

(f) Notice of Termination. Pursuant to Sections 4(d) and 4(e), the Executive has agreed to provide three months’ written notice to the Company prior to his termination of employment without Good Reason. The Executive hereby agrees that, if, during the three-month period after the Executive has provided notice of termination to the Company or prior thereto, the Executive enters (or has entered into) a written agreement to perform Competing Activities for a Competitive Enterprise, such action shall be deemed a violation of Section 9(b).

(g) Covenants Generally. The Executive’s covenants as set forth in Section 9 of this Agreement are from time to time referred to herein as the “Covenants.” If any of the Covenants is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such Covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining such Covenants shall not be affected thereby; provided, however, that if any of such Covenants is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such Covenant shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. For purposes of this Section 9, the “Company” shall mean the Company and its subsidiaries and affiliates, and its and their predecessors.

(h) Acknowledgement. The Executive understands that the provisions of the Covenants may limit the Executive’s ability to work in a business similar to the business of the Company; however, the Executive agrees that in light of the Executive’s education, skills, abilities and financial resources, the Executive shall not assert, and it shall not be relevant nor admissible as evidence in any dispute arising in respect of the Covenants, that any provisions of the Covenants prevent the Executive from earning a living. In connection with the enforcement of or any dispute arising in connection with the Covenants, the wishes or preferences of a Client or prospective Client of the Company as to who shall perform its services, or the fact that the Client or prospective Client of the Company may also be a Client of a third party with whom the Executive is or becomes associated, shall neither be relevant nor admissible as evidence. The Executive hereby agrees that prior to accepting employment with any other person or entity during his employment with the Company or during the Noncompete Restriction Period or the No Hire Restriction Period, the Executive shall provide such prospective employer with written notice of the provisions of this Agreement, with a copy of such notice delivered no later than the date of the Executive’s commencement of such employment with such prospective employer, to the General Counsel of the Company.

(i) Expiration of the Employment Period. The provisions of this Section 9 shall remain in full force and effect from the Effective Time through the expiration of the period specified therein notwithstanding the earlier termination of the Employment Period or the Executive’s employment.

(i) Covenants Reasonable. The Company and the Executive acknowledge that the time, scope, geographic area and other provisions of the Covenants have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. The Executive acknowledges and agrees that the terms of the Covenants: (i) are reasonable in light of all of the circumstances, (ii) are sufficiently limited to protect the legitimate interests of the Company, (iii) impose no undue hardship on the Executive and (iv) are not injurious to the public. The Executive further acknowledges and agrees that the Executive’s breach of the Covenants will cause the Company irreparable harm, which cannot be adequately compensated by money damages. The Executive also agrees that the Company shall be entitled to injunctive relief for any actual or threatened violation of any of the Covenants in addition to any other remedies it may have, including money damages. The Executive acknowledges and agrees that any such injunctive relief or other remedies shall be in addition to, and not in lieu of, any forfeitures of awards (required pursuant to the terms of any such awards) that may be granted to the Executive in the future under one or more of the Company’s compensation and benefit plans.

10. Successors. (a) This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and Lazard Group and their respective successors and assigns.

(c) The Company and Lazard Group will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company or Lazard Group to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company and Lazar Group would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” and “Lazard Group” shall mean the Company and Lazard Group as hereinbefore defined and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

11. Miscellaneous. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. Any dispute, controversy or claim between the parties arising out of or relating to or in connection with this Agreement, or in any way relating to any other relationship that exists or has existed between the parties hereto, or any amendment or modification hereof, shall be settled by the courts of the State of New York. In the event of any conflict or inconsistency between this Agreement and any of the other documents entered into by the Executive in connection with the reorganization of Lazard and the IPO, including, without limitation the Agreement Relating to Reorganization between the Executive and Lazard Group, dated as of the date hereof (the “Reorganization Agreement,” together with any such other documents, the “Reorganization Documents”), the terms of this Agreement shall control; provided that any dispute regarding the Executive’s HoldCo Interests or Exchangeable Interests (each as defined in the Reorganization Agreement), but not any dispute concerning an actual or purported termination of the Executive’s employment or any actual or purported breach of the Covenants, or any other dispute required by applicable law or regulation to be arbitrated, shall be governed by, and subject to, the dispute resolution provision in the applicable Reorganization Document.

(b) All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

If to the Company:

Lazard Ltd

30 Rockefeller Plaza

New York, New York 10020

Attention: General Counsel

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(c) For purposes of this Agreement, “affiliate” shall mean any entity controlled by, controlling or under common control with the Company.

(d) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

(e) Lazard Group may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(f) The Executive’s, the Company’s or Lazard Group’s failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right the Executive, the Company or Lazard Group may have hereunder, including, without limitation, the right of the Company to terminate the Executive for Cause pursuant to Section 4(b) or the right of the Executive to terminate employment for Good Reason pursuant to Section 4(c)(i) through (iii) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(g) The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(h) This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(i) Except as expressly provided herein, from and after the Effective Time, this Agreement shall supersede any other employment agreement between the parties with respect to the subject matter hereof, including, without limitation, the Amended and Restated Employment Agreement between the Executive and Lazard LLC, dated as of December     , 2004. This Agreement shall become effective if and only if the Effective Time occurs.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization from their respective Boards of Directors, each of the Company and Lazard Group has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

BRUCE WASSERSTEIN

LAZARD LTD

By

LAZARD GROUP LLC

By

AGREEMENT RELATING TO

REORGANIZATION OF LAZARD

AGREEMENT, dated as of                          , 2005 (this “Agreement”), by and between Lazard LLC, a Delaware limited liability company (“Lazard”), on its behalf and on behalf of its subsidiaries and affiliates (collectively with Lazard, and its and their predecessors and successors, the “Firm”), and Bruce Wasserstein (the “Executive”).

WHEREAS, as of the date hereof, the Executive is the Head of Lazard and a “Class A Member” of Lazard (each as defined in the Third Amended and Restated Operating Agreement of Lazard, dated as of January 1, 2002, as amended (as it may be amended from time to time, the “LLC Agreement”)); and

WHEREAS, in connection with the Executive’s participation in the reorganization of Lazard (the “Reorganization”) currently expected to occur substantially on the terms and conditions described in Amendment No. 2 to the draft Registration Statement on Form S-1 (the “S-1”) dated March 21, 2005, as filed with the Securities and Exchange Commission, relating to the initial public offering (the “IPO” and together with the Reorganization and the HoldCo Formation (as defined below), as each may be modified, adjusted or implemented after the date hereof, the “Transactions”) of shares of Class A common stock of Lazard Ltd., a company incorporated under the laws of Bermuda (“PubliCo”), the Executive has agreed to enter into this Agreement with Lazard to set forth the Executive’s understanding of the terms of the Transactions applicable to the Executive as a Class A Member (as defined in the LLC Agreement) and as a member of a newly formed Delaware limited liability company (“HoldCo”) to be formed in connection with the Reorganization and of the fact that the terms are in draft form and may be changed or altered after the date hereof (other than as expressly provided herein), and approval of the Transactions (including as such terms may be changed or altered).

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Executive and Lazard hereby agree as follows:

1. Effectiveness of Agreement. This Agreement shall become effective upon the HoldCo Formation (as defined below) (such time of effectiveness, the “Effective Time”).

2. The Transactions.

(a) Formation of HoldCo. Effective upon the Reorganization and consummation of the mandatory sale of all “Interests” (as defined in the LLC Agreement) pursuant to Section 6.02(b) of the LLC Agreement (as the provisions of such Section 6.02(b) may be waived or modified) or otherwise (the “HoldCo Formation”), and provided that as of the effective time of the HoldCo Formation the Executive continues to be employed by the Firm, the Executive shall receive, in exchange for the Executive’s Class A Interests (as defined in the LLC Agreement) outstanding immediately prior to the HoldCo Formation, the percentage of membership interests in HoldCo set forth on Schedule I attached hereto (such percentage to be increased pro rata to reflect the redemption of Class B-1 Interests pursuant to the Reorganization) that have substantially the same rights, obligations and terms (including with respect to vesting) with respect to HoldCo pursuant to the HoldCo limited liability company operating agreement (the “HoldCo LLC Agreement”) and applicable law as those of the exchanged Class A Interests, except as provided herein, including in Section 2(b), or except to the extent that any other changes, taken as a whole with any benefits provided, are not materially adverse to the Executive (such membership interests, the “HoldCo Interests”).

(b) Profits Interest Allocation. In connection with the Reorganization, subject to the consummation of the HoldCo Formation and subject to and effective upon the closing of the IPO, and provided that as of the date of the closing of the IPO (the “IPO Date”), the Executive continues to be employed by HoldCo or one of its affiliates (including Lazard), the Executive shall become a member participating in the profits of HoldCo with a profit percentage in HoldCo of no less than the amount specified on Schedule I attached hereto (the “Profits Interest”) (such percentage to be increased pro rata to reflect the redemption of Class B-1 Interests pursuant to the Reorganization) having the rights, obligations and terms set forth in the HoldCo LLC Agreement so long as the Executive shall remain employed by the Firm. Subject to the provisions of the HoldCo LLC Agreement and the determination of the Board of Directors of HoldCo (the “HoldCo Board”), HoldCo shall make (i) distributions in respect of income taxes arising from such Profit Interests and (ii) from and after the third anniversary of the IPO Date distributions that are intended to be equivalent to the aggregate amount of dividends that the Executive (and, if applicable, the Executive’s “Entities” (as defined below)) would have received had the Executive (and, if applicable, the Executive’s Entities) exchanged such person’s “Exchangeable Interests” (as defined below) for exchangeable membership interests in Lazard that were then immediately exchanged for “PubliCo Shares” (as defined in Section 2(e)(i)) effective as of the third anniversary of the IPO Date (with such amount of distributions, and such profit percentage, to be adjusted from time to time to reflect the actual exchange, in whole or in part, of such Exchangeable Interests).

(c) Treatment of Memo Capital and Other Capital. Upon the HoldCo Formation, HoldCo shall assume the obligations of Lazard for memo capital and other capital in Lazard, and the Executive hereby acknowledges such assumption and releases Lazard in full from such obligations. HoldCo shall distribute to the Executive amounts in respect of the Executive’s assumed memo capital in respect of Class A-1 capital and former Class A-1 capital, if any, in equal installments on the first, second, third and fourth anniversaries of the IPO Date, plus any interest accrued through each distribution date. The Executive further hereby agrees that all of his rights and title to and in any and all capital of HoldCo allocated with respect to any Exchangeable Interests which are exchanged for exchangeable membership interests in Lazard that are in turn exchanged for PubliCo Shares, and the related profits interests (other than, for the avoidance of doubt, the capital to be repaid in accordance with the immediately foregoing sentence), shall be forfeited without payment therefor, effective immediately upon the exchange of such Exchangeable Interests. This Section 2(c) supercedes and replaces any other agreements or understandings with respect to all capital of Lazard and HoldCo, other than in respect of earnings on such capital, which shall be continued in accordance with past practice.

(d) Stockholders’ Agreement. The Executive hereby agrees that all Exchangeable Interests and PubliCo Shares held by the Executive and the Executive’s Entities (including PubliCo Shares obtained pursuant to the exchange of Exchangeable Interests for exchangeable membership interests in Lazard which are then exchanged for PubliCo Shares) shall be subject to a stockholders’ agreement which shall provide, among other things, that the Executive (on behalf of himself and any “Entity” (as defined in Section 2(e)(ii)) to whom he has transferred any Class A-2 Interests (as defined in the LLC Agreement) or transfers any such Exchangeable Interests or PubliCo Shares) shall delegate to such person(s) or entity as is described in such agreement the right to vote PubliCo Shares held by the Executive or by any such Entity to whom he made such a transfer. The Executive hereby agrees to execute and deliver such stockholders’ agreement (or, in the case of any Entity, to cause the execution and delivery thereof) in accordance with the HoldCo LLC Agreement.

(e) Exchangeable Interests.

(i) A portion of the HoldCo Interests received by the Executive pursuant to Section 2(a) equal in percentage to the Executive’s Lazard Class A-2 Interests as of the IPO Date as adjusted in the same manner as all other Lazard Class A-2 Interests in connection with the HoldCo Formation (such portion, the “Exchangeable Interests”) shall be exchangeable, on the terms set forth in this Section 2(e) and the HoldCo LLC Agreement, for membership interests in Lazard that are in turn exchangeable for shares of Class A common stock of PubliCo (“PubliCo Shares”), such exchange to be accomplished in each case by HoldCo distributing to the Executive (in exchange for the appropriate portion of the Executive’s Exchangeable Interests) the corresponding portion of HoldCo’s applicable ownership interest in Lazard and causing PubliCo to issue the PubliCo Shares to the Executive in exchange for such distributed ownership interest in Lazard (or such other structure as may be reflected in the Holdco LLC Agreement and documents ancillary thereto which provide for a similar exchange, directly or indirectly, of Exchangeable Interests for PubliCo Shares). The documents reflecting the Exchangeable Interests shall contain the restrictive covenants set forth in the HoldCo LLC Agreement addressing the subject matter of the Covenants, which covenants shall be consistent with, and no more restrictive on the Executive than those contained in this Agreement. The Executive’s Exchangeable Interests shall not be subject to reduction for any reason.

(ii) Subject to the provisions of the HoldCo LLC Agreement, the Exchangeable Interests may be exchanged for exchangeable membership interests in Lazard that are in turn exchangeable for PubliCo Shares as described above, at the Executive’s election, on and after the eighth anniversary of the IPO Date; provided, however, that (A) if the Executive remains employed by the Firm through the third anniversary of the IPO Date, the Executive’s Exchangeable Interests (and any Exchangeable Interests held by any trust or any entity that is wholly-owned by the Executive or of which the entire ownership or beneficial interests are held by any combination of the Executive and his spouse, parents, and any of their descendants by lineage or adoption (an “Entity”)), may be exchanged for exchangeable membership interests in Lazard that are in turn exchangeable for PubliCo Shares, in whole or in part, at the Executive’s (or, if applicable, such Entity’s) election, in three equal installments on and after each of the third, fourth and fifth anniversaries of the IPO Date, provided that each such installment may be exchanged only if the Executive has complied with the provisions of Section 9 of the

Employment Agreement (the “Employment Agreement”) between the Executive and Lazard Ltd. dated                     , 2005 (the “Covenants”), and (B) if the Executive remains employed by the Firm through the second anniversary of the IPO Date (but not through the third anniversary of the IPO Date), the Executive’s Exchangeable Interests may be exchanged, in whole or in part, at the Executive’s (or, if applicable, such Entity’s) election, in three equal installments on and after each of the fourth, fifth and sixth anniversaries of the IPO Date, provided that each such installment may be exchanged only if the Executive has complied with the Covenants. Notwithstanding the above, (w) if the Executive’s employment is terminated by the Firm without “Cause” or by the Executive for “Good Reason” (each as defined in the Employment Agreement) or by reason of the Executive’s “Disability” (as defined in the Employment Agreement) prior to the third anniversary of the IPO Date, the Executive’s Exchangeable Interests may be exchanged as if the Executive had remained employed on the third anniversary of the IPO Date and complied with the requirements of clause (A) above (i.e., the Executive may exchange his Exchangeable Interests on the third, fourth and fifth anniversaries of the IPO Date as described in clause (A) above, provided that each such installment may be exchanged only if the Executive has complied with the Covenants); (x) if the Executive’s employment is terminated by reason of the Executive’s death (1) prior to or on the second anniversary of the IPO Date, the Executive’s Exchangeable Interests shall, at the election of the Firm, either (A) become exchangeable in full no later than the first anniversary of such death or (B) be purchased by HoldCo at the trading price of PubliCo Shares on the date of such repurchase no later than the first anniversary of such death or (2) subsequent to the second anniversary of the IPO Date but prior to the fourth anniversary of the IPO Date, the Executive’s Exchangeable Interests may, to the extent not previously exchanged, be exchangeable in full on the later of (A) the third anniversary of the IPO Date and (B) the anniversary of the IPO Date next following such death; (y) if following the IPO Date and prior to the third anniversary of the IPO Date, the Executive’s employment terminates due to his Retirement (defined as the voluntary resignation by the Executive on or after the date he attains age 65 or attains age 55 and has at least ten years of continuous service as a managing director of Lazard or one of its affiliates) and thereafter the Executive dies, the Executive’s Exchangeable Interests shall be treated as set forth in clause (x) of this Section, provided that the Covenants have been complied with since his retirement without regard to the time limits set forth therein; and (z) in the event of a “Change of Control” (as defined in the HoldCo LLC Agreement), the Executive’s Exchangeable Interests shall be exchanged prior to the occurrence of such event at a time and in a fashion designed to allow the Executive to participate in the Change of Control transaction on a basis no less favorable (prior to any applicable taxes) than that applicable to holders of PubliCo Shares.

(iii) Prior to the applicable exchange date and as a condition to the exchange of the Exchangeable Interests for PubliCo Shares, the Executive shall have entered into a stockholders’ agreement, as described in Section 2(d), and otherwise complied in all material respects with the terms of the HoldCo LLC Agreement applicable to such exchange. Each of HoldCo and PubliCo shall have the right to require the exchange of all or part of the Executive’s Exchangeable

Interests for PubliCo Shares during the period beginning on the ninth anniversary of the IPO Date and ending 30 days after such anniversary.

(f) Registration; Dilution. The definitive agreements relating to the Transactions will contain (i) provisions obligating PubliCo to file a registration statement with the U.S. Securities and Exchange Commission in order to register the reoffer and resale of the PubliCo Shares on and following the exchange of the Exchangeable Interests, subject to customary blackout provisions and other customary restrictions, and obligating PubliCo to use reasonable efforts to list such PubliCo Shares on the New York Stock Exchange, and (ii) customary antidilution and corporate event adjustment protections (consistent with adjustments applicable to PubliCo Shares) with respect to the Exchangeable Interests and the Exchangeable Interests’ exchange rights into PubliCo Shares.

(g) Cooperation With Respect to Taxes. Lazard shall use its reasonable efforts to structure the Transactions in a manner that does not result in any material tax to the Executive (that the Executive would not have incurred in the absence of the Transactions) upon the exchange of the Class A-2 Interests into Exchangeable Interests or other exchange of Class A-2 Interests into HoldCo Interests, it being understood that this shall not be a commitment to maintain the current tax treatment or benefits applicable to the Executive.

3. Dispute Resolution. Any dispute, controversy or claim between the Executive and the Firm on or subsequent to the IPO Date arising out of or relating to or concerning the provisions of this Agreement shall be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, the New York Stock Exchange, Inc. (the “NYSE”) or, if the NYSE declines to arbitrate the matter, the American Arbitration Association (the “AAA”) in accordance with the commercial arbitration rules of the AAA; provided, however, that any dispute relating to the basis for any actual or purported termination of the Executive’s employment or any actual or purported breach of the Covenants shall be governed by the dispute resolution provisions of the Employment Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws which could cause the application of the law of any jurisdiction other than the State of New York.

4. Other Agreements. As of the Effective Time, this Agreement shall supersede any other agreement, written or oral, pertaining to the matters covered herein. For the avoidance of doubt, this Agreement shall not supersede the Employment Agreement.

5. No IPO. Notwithstanding anything to the contrary contained herein, this Agreement shall terminate (i) on December 31, 2005, if the IPO Date does not occur prior to December 31, 2005, or (ii) on such date earlier than December 31, 2005, if any, on which (A) the IPO is finally abandoned or terminated by Lazard or (B) the Class B-1 and Class C Members and Transaction Agreement, dated as of December 12, 2004, terminates. Upon any such termination, this Agreement shall be of no further force and effect and the rights and obligations of the parties hereto shall be governed by the terms of the LLC Agreement and the Amended and Restated Employment Agreement between the Executive and Lazard LLC, dated as of December     , 2004.

6. Miscellaneous.

(a) Notices hereunder shall be delivered to Lazard at its principal executive office directed to the attention of its General Counsel, and to the Executive at the Executive’s last address appearing in the Firm’s employment records. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid.

(b) This Agreement may not be amended or modified, other than by a written agreement executed by the Executive and the Firm. This Agreement shall be binding upon and inure to the benefit of the Executive’s permitted successors and assigns. This Agreement shall be binding upon and inure to the benefit of the Firm and its successors and assigns.

(c) The Firm may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation, and may withhold from, and offset by, any amounts or benefits provided under this Agreement, any amounts owed to the Firm by the Executive, including, without limitation, any advances, expenses, loans, or other monies the Executive owes the Firm pursuant to a written agreement or any written policy of the Firm which has been communicated to the Executive.

(d) Except as expressly provided herein, this Agreement shall not confer on any person other than the Firm and the Executive any rights or remedies hereunder. There shall be no third-party beneficiaries to this Agreement.

(e) The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

IN WITNESS WHEREOF, the Executive and the Firm hereto have caused this Agreement to be executed and delivered on the date first above written.

LAZARD LLC (on its behalf, and on behalf of its subsidiaries and affiliates)

By:
Name:
Title:

BRUCE WASSERSTEIN

By:

SCHEDULE I

HoldCo Interests (as per Section 2(a)):

Profit Interests (as per Section 2(b)):

Initialed by the Executive:

Initialed by Lazard:

AGREEMENT RELATING TO RETENTION AND

NONCOMPETITION AND OTHER COVENANTS

AGREEMENT, dated as of March     , 2005 (this “Agreement”), by and between Lazard LLC, a Delaware limited liability company (“Lazard”), on its behalf and on behalf of its subsidiaries and affiliates (collectively with Lazard, and its and their predecessors and successors, the “Firm”), and Steven J. Golub (the “Executive”).

WHEREAS, as of the date hereof, the Executive is a “Managing Director” and a “Class A Member” of Lazard (each as defined in the Third Amended and Restated Operating Agreement of Lazard, dated as of January 1, 2002, as amended (as it may be amended from time to time, the “LLC Agreement”)); and

WHEREAS, pursuant to the LLC Agreement and those certain Goodwill Vesting Agreement and Acknowledgements entered into between Lazard and the Executive (each a “Goodwill Agreement,” and, together with the LLC Agreement, the “Current Agreements”), as a Class A Member, the Executive is subject to certain restrictions relating to competition and solicitation; and

WHEREAS, in connection with the Executive’s participation in the reorganization of Lazard (the “Reorganization”) currently expected to occur substantially on the terms and conditions described in Amendment No. 2 to the draft Registration Statement on Form S-1 (the “S-1”) dated March 21, 2005, as filed with the Securities and Exchange Commission, relating to the initial public offering (the “IPO” and together with the Reorganization and the HoldCo Formation (as defined below), as each may be modified, adjusted or implemented after the date hereof, the “Transactions”) of shares of Class A common stock of Lazard Ltd, a Bermuda limited company (“PubliCo”), the Executive has agreed to enter into this Agreement with Lazard to set forth the Executive’s (1) understanding of the terms of the Transactions applicable to the Executive as a Class A Member (as defined in the LLC Agreement) and as a member of a newly formed Delaware limited liability company (“HoldCo”) to be formed in connection with the Reorganization and of the fact that the terms are in draft form and may be changed or altered after the date hereof (other than as expressly provided herein), and approval of the Transactions (including as such terms may be changed or altered), (2) continuing employment commitment in contemplation of the IPO and following the IPO, as well as the terms and conditions of the Executive’s continued employment with the Firm prior to the IPO (as provided in Section 3(b)), and (3) obligations in respect of keeping information concerning the Firm confidential, not engaging in competitive activities, not soliciting the Firm’s clients, not hiring the Firm’s employees, not disparaging the Firm or its directors, members or employees, and cooperating with the Firm in maintaining certain relationships, while employed by the Firm and following the termination of the Executive’s employment.

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Executive and Lazard hereby agree as follows:

1. Term. Subject to the final sentence of this Section 1, Sections 3(d) and (e), Section 10(c) and Section 16(b), the “Term” of this Agreement shall commence as of the date hereof (the “Effective Date”) and shall continue until the third anniversary of the IPO Date. Notwithstanding that the Term commences as of the Effective Date, certain provisions of this Agreement shall not take effect until a later date, as specified herein. In addition, notwithstanding anything to the contrary contained herein, this Agreement (other than Section 3(b)) shall terminate (i) on December 31, 2005, if the date of the closing of the IPO (the “IPO Date”) does not occur prior to December 31,2005, or (ii) on such date earlier than December 31, 2005, if any, on which (A) the IPO is finally abandoned or terminated by Lazard or (B) the Purchase and Transaction Support Agreement among Lazard and certain holders of “Class B-1 Interests” and “Class C Interests” (each as defined in the LLC Agreement) terminates. Upon any such termination, this Agreement (other than Section 3(b)) shall be of no further force and effect and the rights and obligations of the parties hereto shall be governed by the terms of the Current Agreements and any agreements or portions thereof that had otherwise been superseded by Section 16(a).

2. The Transactions.

(a) Participation in the Reorganization. The Executive hereby acknowledges that he has reviewed and understands the terms of the proposed Transactions and that such terms, including the structure of the Transactions, may be modified or otherwise altered by the Board of Directors of Lazard, an authorized committee thereof or the “Head of Lazard and Chairman of the Executive Committee” (as defined in the LLC Agreement) as such person(s) may determine in furtherance of the purposes underlying the Transactions. The Executive hereby covenants to execute and deliver such documents, consents and agreements as shall be necessary to effectuate each of the Transactions (as described in the S-1 or as such Transactions may be modified or altered in accordance with the foregoing sentence), including, without limitation, any amendments to the Current Agreements or this Agreement (solely to the extent such amendments are necessary to effectuate any such modifications and alterations to the Transactions and are not inconsistent with the intent and purpose of this Agreement and other than as set forth in the last sentence of this Section 2(a)), a customary accredited investor representation letter, a HoldCo membership agreement and the stockholders’ agreement referred to in Section 2(f). Notwithstanding anything contained herein to the contrary, in no event shall the following provisions be modified in a manner that materially and adversely affects the following rights of the Executive as and to the extent set forth in such provisions of this Agreement: (i) Section 2(c) solely with respect to the vesting of the Class A-2 Interests and the corresponding Holdco Interests, (ii) Section 2(e) solely with respect to the timing of payment of the memo and other capital in Lazard, (iii) Section 2(g)(i) solely with respect to the last sentence thereof relating to the restrictive covenants applicable to the Exchangeable Interests, (iv) Section 2(g)(ii) solely with respect to the timing of exchangeability of the Exchangeable Interests, (v) Section 2(g)(iv) solely with respect to the definition of Cause, and (vi) Schedule I.

(b) Formation of HoldCo. Effective upon the Reorganization and consummation of the mandatory sale of all “Interests” (as defined in the LLC Agreement) pursuant to Section 6.02(b) of the LLC Agreement (as the provisions of such Section 6.02(b) may be waived or modified) or otherwise (the “HoldCo Formation”), and provided that as of the effective time of the HoldCo Formation the Executive continues to be employed by the Firm, the Executive shall receive, in exchange for the Executive’s Class A Interests (as defined in the LLC

Agreement) outstanding immediately prior to the HoldCo Formation, the percentage of membership interests in HoldCo set forth on Schedule I attached hereto (such percentage to be increased pro rata to reflect the redemption of Class B-1 Interests pursuant to the Reorganization) that have substantially the same rights, obligations and terms (including with respect to vesting) with respect to HoldCo pursuant to the HoldCo limited liability company operating agreement (the “HoldCo LLC Agreement”) and applicable law as those of the exchanged Class A Interests, except as provided herein, including in Sections 2(a) and 2(d), or except to the extent that any other changes, taken as a whole with any benefits provided, are not materially adverse to the Executive (such membership interests, the “HoldCo Interests”). The Holdco LLC Agreement will include those terms set forth on Schedule II attached hereto, subject to the limitations set forth therein.

(c) Vesting of Class A-2 Interests (or the Holdco Interests Corresponding to Such Class A-2 Interests). Subject to the consummation of the HoldCo Formation and subject to and effective upon the IPO Date, and provided that as of the IPO Date the Executive continues to be employed by the Firm (or has had his employment terminated by the Firm without “Cause” (as defined below) or on account of “disability” within the meaning of the long-term disability plan of the Firm applicable to the Executive (“Disability”) or death), following the date hereof and prior to the IPO Date, the Class A-2 Interests (as defined in the LLC Agreement) (the “Class A-2 Interests”) held by the Executive as of the date hereof (or upon consummation of the Reorganization, the HoldCo Interests received by the Executive in the Reorganization that correspond to the Executive’s Class A-2 Interests as of the date hereof) that are not vested as of the IPO Date, shall become fully vested. Such vesting shall occur (i) in the case of a termination of employment prior to the IPO Date on the terms described above in this Section 2(c), on the date of such termination (provided that in the event that the IPO Date shall not occur as contemplated by this Agreement, such vesting shall be deemed not to have occurred, unless it is otherwise provided by the Current Agreements) or (ii) in any other case, on the IPO Date.

(d) Profits Interest Allocation. In connection with the Reorganization, subject to the consummation of the HoldCo Formation and subject to and effective upon the closing of the IPO, and provided that as of the IPO Date the Executive continues to be employed by HoldCo or one of its affiliates (including Lazard), the Executive shall become a member participating in the profits of HoldCo with a profit percentage in HoldCo of no less than the amount specified on Schedule I attached hereto (the “Profits Interest”) (such percentage to be increased pro rata to reflect the redemption of Class B-1 Interests pursuant to the Reorganization) having the rights, obligations and terms set forth in the HoldCo LLC Agreement so long as the Executive shall remain employed by the Firm. Subject to the provisions of the HoldCo LLC Agreement and the determination of the Board of Directors of HoldCo (the “HoldCo Board”), HoldCo shall make (i) distributions in respect of income taxes arising from such Profit Interests and (ii) from and after the third anniversary of the IPO Date distributions that are intended to be equivalent to the aggregate amount of dividends that the Executive (and, if applicable, the Executive’s “Entities” (as defined below)) would have received had the Executive (and, if applicable, the Executive’s Entities) exchanged such person’s “Exchangeable Interests” (as defined below) for exchangeable membership interests in Lazard that were then immediately exchanged for “PubliCo Shares” (as defined below) effective as of the third anniversary of the IPO Date (with such amount of distributions, and such profit percentage, to be adjusted from time to time to reflect the actual exchange, in whole or in part, of such Exchangeable Interests).

(e) Treatment of Memo Capital and Other Capital. Upon the HoldCo Formation, HoldCo shall assume the obligations of Lazard for memo capital and other capital in Lazard, and the Executive hereby acknowledges such assumption and releases Lazard in full from such obligations. HoldCo shall distribute to the Executive amounts in respect of the Executive’s assumed memo capital in respect of Class A-1 capital and former Class A-1 capital, if any, in equal installments on the first, second, third and fourth anniversaries of the IPO Date, plus any interest accrued through each distribution date. The Executive further hereby agrees that all of his rights and title to and in any and all capital of HoldCo allocated with respect to any Exchangeable Interests which are exchanged for exchangeable membership interests in Lazard that are in turn exchanged for PubliCo Shares, and the related profits interests (other than, for the avoidance of doubt, the capital to be repaid in accordance with the immediately foregoing sentence), shall be forfeited without payment therefor, effective immediately upon the exchange of such Exchangeable Interests. This Section 2(e) supercedes and replaces any other agreements or understandings with respect to all capital of Lazard and HoldCo, other than in respect of earnings on such capital, which shall be continued in accordance with past practice.

(f) Stockholders’ Agreement. The Executive hereby agrees that all Exchangeable Interests and PubliCo Shares (as defined in Section 2(g)(i)) held by the Executive and the Executive’s Entities (including PubliCo Shares obtained pursuant to the exchange of Exchangeable Interests for exchangeable membership interests in Lazard which are then exchanged for PubliCo Shares) shall be subject to a stockholders’ agreement which shall provide, among other things, that the Executive (on behalf of himself and any “Entity” (as defined in Section 2(g)(ii)) to whom he has transferred any Class A-2 Interests (as defined in the LLC Agreement) or transfers any such Exchangeable Interests or PubliCo Shares) shall delegate to such person(s) or entity as is described in such agreement the right to vote PubliCo Shares held by the Executive or by any such Entity to whom he made such a transfer. The Executive hereby agrees to execute and deliver such stockholders’ agreement (or, in the case of any Entity, to cause the execution and delivery thereof) in accordance with the HoldCo LLC Agreement. The stockholders’ agreement will include those terms set forth on Schedule III attached hereto, subject to the limitations set forth therein.

(g) Exchangeable Interests.

(i) A portion of the HoldCo Interests received by the Executive pursuant to Section 2(b) equal in percentage to the Executive’s Lazard Class A-2 Interests as of the IPO Date as adjusted in the same manner as all other Lazard Class A-2 Interests in connection with the HoldCo Formation (such portion, the “Exchangeable Interests”) shall be exchangeable, on the terms set forth in this Section 2(g) and the HoldCo LLC Agreement, for membership interests in Lazard that are in turn exchangeable for shares of Class A common stock of PubliCo (“PubliCo Shares”), such exchange to be accomplished in each case by HoldCo distributing to the Executive (in exchange for the appropriate portion of the Executive’s Exchangeable Interests) the corresponding portion of HoldCo’s applicable ownership interest in Lazard and causing PubliCo to issue the PubliCo Shares to the Executive in exchange for such distributed ownership interest in Lazard (or such other structure as may be reflected in the Holdco LLC Agreement and documents ancillary thereto which provide for a similar exchange, directly or indirectly, of Exchangeable Interests for PubliCo Shares). The documents reflecting the Exchangeable Interests shall contain the restrictive covenants set forth in the HoldCo LLC Agreement addressing the subject matter of the Covenants, which covenants shall be consistent with, and no more restrictive on the Executive than those contained in this Agreement. The Executive’s Exchangeable Interests shall not be subject to reduction for any reason.

(ii) Subject to the provisions of the HoldCo LLC Agreement, the Exchangeable Interests may be exchanged for exchangeable membership interests in Lazard that are in turn exchangeable for PubliCo Shares as described above, at the Executive’s election, on and after the eighth anniversary of the IPO Date; provided, however, that (A) if the Executive remains employed by the Firm through the third anniversary of the IPO Date, the Executive’s Exchangeable Interests (and any Exchangeable Interests held by any trust or any entity that is wholly-owned by the Executive or of which the entire ownership or beneficial interests are held by any combination of the Executive and his spouse, parents, and any of their descendants by lineage or adoption (an “Entity”)), may be exchanged for exchangeable membership interests in Lazard that are in turn exchangeable for PubliCo Shares, in whole or in part, at the Executive’s (or, if applicable, such Entity’s) election, in three equal installments on and after each of the third, fourth and fifth anniversaries of the IPO Date, provided that each such installment may be exchanged only if the Executive has complied with the Covenants (as defined in Section 10), and (B) if the Executive remains employed by the Firm through the second anniversary of the IPO Date (but not through the third anniversary of the IPO Date), the Executive’s Exchangeable Interests may be exchanged, in whole or in part, at the Executive’s (or, if applicable, such Entity’s) election, in three equal installments on and after each of the fourth, fifth and sixth anniversaries of the IPO Date, provided that each such installment may be exchanged only if the Executive has complied with the Covenants. Notwithstanding the above, (w) if the Executive’s employment is terminated by the Firm without “Cause” or by the Executive for Good Reason (each as defined below) or by reason of the Executive’s Disability prior to the third anniversary of the IPO Date, the Executive’s Exchangeable Interests may be exchanged as if the Executive had remained employed on the third anniversary of the IPO Date and complied with the requirements of clause (A) above (i.e., the Executive may exchange his Exchangeable Interests on the third, fourth and fifth anniversaries of the IPO Date as described in clause (A) above, provided that each such installment may be exchanged only if the Executive has complied with the Covenants); (x) if the Executive’s employment is terminated by reason of the Executive’s death (1) prior to or on the second anniversary of the IPO Date, the Executive’s Exchangeable Interests shall, at the election of the Firm, either (A) become exchangeable in full no later than the first anniversary of such death or (B) be purchased by HoldCo at the trading price of PubliCo Shares on the date of such repurchase no later than the first anniversary of such death or (2) subsequent to the second anniversary of the IPO Date but prior to the fourth anniversary of the IPO Date, the Executive’s Exchangeable Interests may, to the extent not previously exchanged, be exchangeable in full on the later of (A) the third anniversary of the IPO Date and (B) the anniversary of the IPO Date next following such death; (y) if following the IPO Date and prior to the third anniversary of the IPO Date, the Executive’s employment terminates due to his “Retirement” (defined as the voluntary resignation by the Executive on or after the date he attains age 65 or attains age 55 and has at least ten years of continuous service as a managing director of Lazard or one of its affiliates) and thereafter the Executive dies, the Executive’s Exchangeable Interests shall be treated as set forth in clause (x) of this Section, provided that the Covenants have been complied with since his retirement without regard to the time limits set forth therein; and (z) in the event of a “Change of Control” (as defined in the HoldCo LLC Agreement), the Executive’s Exchangeable Interests shall be exchanged prior to the occurrence of such event at a time and in a fashion designed to allow the Executive to participate in the Change of Control transaction on a basis no less favorable (prior to any applicable taxes) than that applicable to holders of PubliCo Shares.

(iii) Prior to the applicable exchange date and as a condition to the exchange of the Exchangeable Interests for PubliCo Shares, the Executive shall have entered into a stockholders’ agreement, as described in Section 2(f), and otherwise complied in all material respects with the terms of the HoldCo LLC Agreement applicable to such exchange. Each of HoldCo and PubliCo shall have the right to require the exchange of all or part of the Executive’s Exchangeable Interests for PubliCo Shares during the period beginning on the ninth anniversary of the IPO Date and ending 30 days after such anniversary.

(iv) For purposes of this Agreement, “Cause” shall mean: (A) conviction of the Executive of, or a guilty or nolo contendere plea (or the equivalent in a non-United States jurisdiction) by the Executive to, a felony (or the equivalent in a non-United States jurisdiction), or of any other crime that legally prohibits the Executive from working for the Firm; (B) breach by the Executive of a regulatory rule that materially adversely affects the Executive’s ability to perform his duties to the Firm; (C) willful and deliberate failure on the part of the Executive (i) to perform his employment duties in any material respect or (ii) to follow specific reasonable directions received from the Firm, in each case following written notice to the Executive of such failure and, if such failure is curable, the Executive’s failing to cure such failure within a reasonable time (but in no event less than 30 days); or (D) a breach of the Covenants that is (individually or combined with other such breaches) demonstrably and materially injurious to Lazard or any of its affiliates. Notwithstanding the foregoing, with respect to the events described in clauses (B) and (C)(i) hereof, the Executive’s acts or failure to act shall not constitute Cause to the extent taken (or not taken) based upon the direct instructions of the Head of Lazard (or after the IPO Date, the Chief Executive Officer of PubliCo (the “CEO”) or the Board of Directors of PubliCo (the “PubliCo Board”)) or a more senior executive officer of Lazard.

(h) Registration; Dilution. The definitive agreements relating to the Transactions will contain (i) provisions obligating PubliCo to file a registration statement with the U.S. Securities and Exchange Commission in order to register the reoffer and resale of the PubliCo Shares on and following the exchange of the Exchangeable Interests, subject to customary blackout provisions and other customary restrictions, and obligating PubliCo to use reasonable efforts to list such PubliCo Shares on the New York Stock Exchange, and (ii) customary antidilution and corporate event adjustment protections (consistent with adjustments applicable to PubliCo Shares) with respect to the Exchangeable Interests and the Exchangeable Interests’ exchange rights into PubliCo Shares.

(i) Cooperation With Respect to Taxes. Lazard shall use its reasonable efforts to structure the Transactions in a manner that does not result in any material tax to the Executive (that the Executive would not have incurred in the absence of the Transactions) upon the exchange of the Class A-2 Interests into Exchangeable Interests or other exchange of Class A-2 Interests into HoldCo Interests, it being understood that this shall not be a commitment to maintain the current tax treatment or benefits applicable to the Executive.

(j) HoldCo Governance Structure. Lazard shall use its reasonable efforts to structure the HoldCo governance terms with a view to permitting it to perform its obligations under this Agreement, including, without limitation, with respect to making the distributions and payments provided for in Sections 2(d) and (e) and permitting and effecting the exchange of the Exchangeable Interests for PubliCo Shares in the manner and at the times contemplated by Section 2(g).

3. Continued Employment.

(a) Employment. The Executive hereby agrees to continue in the employ of the Firm, subject to the terms and conditions of this Agreement. In that regard, the Executive is committed to remaining in the employ of the Firm through the IPO Date and for at least two years following the IPO Date. Lazard acknowledges that this Section 3(a) is not legally binding or enforceable, nor is this Section 3(a) consideration for any right or benefit under this Agreement.

(b) Duties and Responsibilities; Code of Conduct. During the portion of the Term that is prior to the IPO Date, the Executive shall serve as a Managing Director of Lazard or one of its affiliates (including, but not limited to, HoldCo or PubliCo) and as Vice Chairman of Lazard, and during the portion of the Term commencing on and following the IPO Date, the Executive shall serve as Vice Chairman of PubliCo and as a Managing Director and the Chairman of the Financial Advisory Group of Lazard Group, LLC. In such positions, the Executive shall have such duties and responsibilities as the Head of Lazard (or after the IPO Date, the CEO) may from time to time determine and as are commensurate with such positions. During the Term, other than in respect of charitable, educational and similar activities which do not materially affect the Executive’s duties to the Firm (or in respect of directorships, trusteeships, or similar posts, in each case, that are approved by the head of the Lazard house at which the Executive serves as a Managing Director prior to the IPO Date, or the CEO or PubliCo Board as per the policy of PubliCo from and after the IPO Date), the Executive shall devote his entire working time, labor, skill and energies to the business and affairs of the Firm. During the Term, the Executive shall comply with the Firm’s professional code of conduct as in effect from time to time and shall execute on an annual basis and at such additional times as the Firm may reasonably request such code as set forth in the Firm’s “Professional Conduct Manual” or other applicable manual or handbook of the Firm as in effect from time to time and applicable to other managing directors in the same geographic location as the Executive.

(c) Compensation.

(i) Base Salary. During the portion of the Term commencing on the IPO Date, subject to the Executive’s continued employment hereunder, the Executive shall be paid a base salary at an annual rate of $1.5 million (the “Base Salary”), payable in accordance with the Firm’s normal payroll practices. The CEO, the PubliCo Board or a committee of the PubliCo Board (the “Committee”) may from time to time review and increase the Executive’s Base Salary in his, or its sole discretion, as applicable.

(ii) Annual Bonus. During the portion of the Term commencing on the IPO Date, subject to the Executive’s continued employment hereunder through the date of payment, the Executive shall be paid a bonus in respect of each calendar year ending during such portion of the Term in an amount not less than $1.5 million (the “Minimum Bonus Amount”), which Minimum Bonus Amount may be increased by the CEO or the PubliCo Board or the Committee (to the extent required by law, the rules of any stock exchange or stock trading system to which PubliCo is subject, or corporate governance procedures established by the PubliCo Board), in his or its discretion, as applicable (each year’s award paid pursuant to this Section 3(c)(ii) shall hereinafter be referred to as the “Bonus”). Consistent with the policies and programs generally applicable to the senior most executives of the Firm, any portion of the Bonus (including the Minimum Bonus Amount) may be satisfied in the form of equity compensation which may be subject to vesting conditions and/or restrictive covenants (it being understood that the sole remedy for violation of any such restrictive covenants shall be forfeiture of such equity compensation and/or recapture of previous gains in respect of such equity compensation and that notwithstanding Section 11(b), money damages shall not be an available remedy).

(iii) Long-term Incentive Compensation. During the portion of the Term commencing on the second anniversary of the IPO Date, subject to the Executive’s continued employment hereunder, the Executive shall be eligible to participate in any equity incentive plan for executives of the Firm as may be in effect from time to time, in accordance with the terms of any such plan.

(iv) Employee Benefit Plans. During the portion of the Term commencing on the IPO Date, subject to the Executive’s continued employment hereunder, the Executive shall be eligible to participate in the employee retirement and welfare benefit plans and programs of the type made available to the senior most executive’s of the Firm generally, in accordance with their terms and as such plans and programs may be in effect from time to time, including, without limitation, savings, profit-sharing and other retirement plans or programs, 401(k), medical, dental, flexible spending account, hospitalization, short-term and long-term disability and life insurance plans.

(d) Termination of Employment.

(i) Death or Disability. The Executive’s employment shall terminate automatically upon the Executive’s death during the Term. If the Firm determines in good faith that the Disability of the Executive has occurred during the Term, it may give the Executive written notice in accordance with Section 16(c) of this Agreement of its intention to terminate the Executive’s employment. In such event, the Executive’s employment with the Firm shall terminate effective on the 30th day after receipt of such notice by the Executive (the “Disability Effective Date”), provided that, within the 30 days after such receipt, the Executive shall not have returned to full-time performance of the Executive’s duties.

(ii) Cause. The Firm may terminate the Executive’s employment during the Term either with or without Cause.

(iii) Good Reason. The Executive’s employment may be terminated during the portion of the Term commencing on the IPO Date by the Executive with or without Good Reason. For purposes of this Agreement, “Good Reason” shall mean in the absence of a written consent of the Executive: (A) the assignment to the Executive of any duties inconsistent in any material respect with the Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as of the IPO Date as contemplated by Section 3(a) of this Agreement, or any other action by the Firm which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Firm, promptly after receipt of notice thereof given by the Executive; or (B) a material breach of the terms of this Agreement following the IPO Date, including, without limitation, any failure by the Firm to comply with any of the provisions of Section 3(c) of this Agreement, excluding for this purpose an action not taken in bad faith and which is remedied by the Firm promptly after receipt of notice thereof given by the Executive. The Executive’s mental or physical incapacity following the occurrence of an event described above in clause (A) or (B) shall not affect the Executive’s ability to terminate employment for Good Reason.

(iv) Notice of Termination. Any termination by the Firm for Cause, or by the Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 16(c) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (A) indicates the specific termination provision in this Agreement relied upon, (B) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated, and (C) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date (which date shall be not more than 30 days after the giving of such notice). The failure by the Executive or the Firm to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Firm, respectively, hereunder or preclude the

Executive or the Firm, respectively, from asserting such fact or circumstance in enforcing the Executive’s or the Firm’s rights hereunder.

(v) Date of Termination. For purposes of this Agreement, “Date of Termination” means (A) if the Executive’s employment is terminated by the Firm for Cause, or by the Executive for Good Reason, the date of receipt of the Notice of Termination or any later date specified therein within 30 days of such notice, as the case may be, (B) if the Executive’s employment is terminated by the Firm other than for Cause or Disability, the Date of Termination shall be the date on which the Firm notifies the Executive of such termination, (C) if the Executive’s employment is voluntarily terminated by the Executive without Good Reason, the Date of Termination shall be the date as specified by the Executive in the Notice of Termination, which date shall not be less than three months after the Executive notifies the Firm of such termination, unless waived in writing by the Firm, and (D) if the Executive’s employment is terminated by reason of death or Disability, the Date of Termination shall be the date of death of the Executive or the Disability Effective Date, as the case may be.

(e) Obligations of the Firm upon Termination following the IPO Date.

(i) By the Firm Other Than for Cause, Death or Disability or By the Executive for Good Reason, Following the IPO Date and prior to a Change of Control. If, during the portion of the Term following the IPO Date and prior to a Change of Control, the Firm shall terminate the Executive’s employment other than for Cause, death or Disability or the Executive shall terminate employment for Good Reason:

(A) the Firm shall pay to the Executive in a lump sum in cash within 30 days after the Date of Termination the aggregate of the following amounts:

(I) the sum of (x) the Executive’s Base Salary through the Date of Termination, (y) the product of (1) the Minimum Bonus Amount and (2) a fraction, the numerator of which is the number of days elapsed in the current calendar year through the Date of Termination and the denominator of which is 365 (the “Pro-Rata Bonus”), and (z) any earned and unpaid cash bonus amounts for calendar years completed prior to the Date of Termination, in each case, to the extent not theretofore paid (the sum of the amounts described in subclauses (x), (y) and (z), the “Accrued Obligations”); and

(II) the amount equal to the product of (x) two and (y) the sum of the Executive’s Base Salary and the greater of (1) the Minimum Bonus Amount or (2) the average annual bonus (or, to the extent applicable, cash distributions) paid or payable to the Executive for the two calendar years immediately preceding the year during which occurs the Date of Termination (the “Average Annual Bonus”); and

(B) (I) until the later to occur of the second anniversary of the Executive’s Date of Termination and February 29, 2008, the Executive and his eligible dependents shall continue to be eligible to participate in the medical and dental benefit plans of Lazard Group on the same basis as the Executive participated in such plans immediately prior to the Date of Termination, which benefits continuation period shall not run concurrently with or reduce the Executive’s right to continued coverage under COBRA and, (II) for purposes of determining the Executive’s eligibility for and right to commence receiving benefits under the retiree healthcare benefit plans of Lazard Group, the Executive will receive additional years of age and service credit equal to the number of years and portions thereof in the benefits continuation period described in clause (I) above (the “Medical Benefits”); and

(C) to the extent not theretofore paid or provided, the Firm shall timely pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Firm and its affiliates through the Date of Termination (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).

(ii) Death. If the Executive’s employment is terminated by reason of the Executive’s death during the portion of the Term commencing on the IPO Date, this Agreement shall terminate without further obligations to the Executive’s legal representatives under this Agreement, other than for payment of the Accrued Obligations, and the timely payment or provision of Other Benefits. The Accrued Obligations shall be paid to the Executive’s estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as utilized in this Section 3(e)(ii) shall include death benefits as in effect on the date of the Executive’s death with respect to senior executives of the Firm.

(iii) Disability. If the Executive’s employment is terminated by reason of the Executive’s Disability during the portion of the Term commencing on the IPO Date, this Agreement shall terminate without further obligations to the Executive, other than for payment of the Accrued Obligations and the timely payment or provision of Other Benefits. The Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as utilized in this Section 3(e)(iii) shall include, and the Executive shall be entitled after the Disability Effective Date to receive, disability and other benefits as in effect at any time thereafter generally with respect to senior executives of the Firm.

(iv) Cause; Other Than for Good Reason; Expiration of the Term. If, during the portion of the Term commencing on the IPO Date, the Executive’s employment shall be terminated for Cause or the Executive terminates his employment without Good Reason, or if the Executive’s employment with the Firm ceases upon or following the expiration of the Term, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay or provide to the Executive (i) the Accrued Obligations (provided that the Executive shall not be entitled to the Pro-Rata Bonus upon a termination by the Firm for Cause or by the Executive without Good Reason) and (ii) the Other Benefits, in each case to the extent theretofore unpaid.

(v) By the Firm Other Than for Cause, Death or Disability or By the Executive for Good Reason, Following the IPO Date and On or After a Change of Control. If, during the portion of the Term following the IPO Date and on or after a Change of Control, the Firm shall terminate the Executive’s employment other than for Cause, death or Disability or the Executive shall terminate employment for Good Reason, the Firm shall pay or provide to the Executive: (A) a lump sum cash payment within 30 days after the Date of Termination equal to the sum of (I) the Accrued Obligations and (II) the amount equal to the product of (x) three and (y) the sum of the Executive’s Base Salary and the greater of (1) the Minimum Bonus Amount or (2) the Average Annual Bonus, (B) the Medical Benefits as described in Section 3(e)(i)(B) above until the later to occur of the third anniversary of the Executive’s Date of Termination and February 29, 2008 (which, for the avoidance of doubt, shall also be the period used for determining the Executive’s years of age and service credit), and (C) Other Benefits.

(f) Section 409A of the Code. Notwithstanding the timing of the payments pursuant to Section 3(e) of this Agreement, to the extent the Executive would otherwise be entitled to a payment during the six months beginning on the Date of Termination that would be subject to the additional tax imposed under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), (i) the payment will not be made to the Executive and instead will be made, at the election of the Firm, either to a trust in compliance with Rev. Proc. 92-64 or an escrow account established to fund such payments (provided that such funds shall be at all times subject to the creditors of the Firm and its affiliates) and (ii) the payment, together with interest thereon at the rate of “prime” plus 1%, will be paid to the Executive on the earlier of the six-month anniversary of Date of Termination or the Executive’s death or disability (within the meaning of Section 409A of the Code). Similarly, to the extent the Executive would otherwise be entitled to any benefit (other than a cash payment) during the six months beginning on the Date of Termination that would be subject to the additional tax under Section 409A of the Code, the benefit will be delayed and will begin being provided (together, if applicable, with an adjustment to compensate the Executive for the delay, with such adjustment to be determined in the Firm’s reasonable good faith discretion) on the earlier of the six-month anniversary of the Date of Termination or the Executive’s death or disability (within the meaning of Section 409A of the Code). The Firm will establish the trust or escrow account, as applicable, no later than ten days after the Executive’s Date of Termination. It is the intention of the parties that the payments and benefits to which the Executive could become entitled in connection with termination of employment under this Agreement comply with Section 409A of the Code. In the event that the parties determine that any such benefit or right does not so comply, they will negotiate reasonably and in good faith to amend the terms of this Agreement such that it complies (in a manner that attempts to minimize the economic impact of such amendment on the Executive and the Firm).

(g) Non-exclusivity of Rights. Except as specifically provided, nothing in this Agreement shall prevent or limit the Executive’s continuing or future participation in any plan, program, policy or practice provided by the Firm or any of its affiliates and for which the Executive may qualify, provided that to the extent the Executive is entitled to severance pay under Section 3(e) of this Agreement, he shall not be entitled to severance pay under any severance policy of the Firm or its affiliates. Amounts or benefits that are vested benefits or which the Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Firm or any of its affiliates at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

(h) Full Settlement. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and, such amounts shall not be reduced whether or not the Executive obtains other employment. Except as provided in Section 16(f), the Firm’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Firm may have against the Executive.

(i) Certain Additional Payments by the Firm.

(i) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment, benefit or distribution by the Firm or its affiliates to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 3(i)) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(ii) Subject to the provisions of Section 3(i)(iii), all determinations required to be made under this Section 3(i), including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte & Touche LLP or such other nationally recognized certified public accounting firm reasonably acceptable to the Firm as may be designated by the Executive (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Firm and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the

Firm. All fees and expenses of the Accounting Firm shall be borne solely by the Firm. Any Gross-Up Payment, as determined pursuant to this Section 3(i), shall be paid by the Firm to the Executive within five days of the later of (A) the due date for the payment of any Excise Tax, and (B) the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon the Firm and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Firm should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Firm exhausts its remedies pursuant to Section 3(i)(iii) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Firm to or for the benefit of the Executive.

(iii) The Executive shall notify the Firm in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Firm of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Firm of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Firm (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Firm notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(A) give the Firm any information reasonably requested by the Firm relating to such claim,

(B) take such action in connection with contesting such claim as the Firm shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Firm,

(C) cooperate with the Firm in good faith in order effectively to contest such claim, and

(D) permit the Firm to participate in any proceedings relating to such claim;

provided, however, that the Firm shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 3(i)(iii), the Firm shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Firm shall determine; provided, however, that if the Firm directs the Executive to pay such claim and sue for a refund, the Firm shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Firm’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(iv) If, after the receipt by the Executive of an amount advanced by the Firm pursuant to Section 3(i)(iii), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Firm’s complying with the requirements of Section 3(i)(iii)) promptly pay to the Firm the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Firm pursuant to Section 3(i)(iii), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Firm does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

4. Confidential Information. In the course of involvement in the Firm’s activities or otherwise, the Executive has obtained or may obtain confidential information concerning the Firm’s businesses, strategies, operations, financial affairs, organizational and personnel matters (including information regarding any aspect of the Executive’s tenure as a managing director, member, partner or employee of the Firm or of the termination of such position, partnership or employment), policies, procedures and other non-public matters, or concerning those of third parties. The Executive shall not at any time (whether during or after the Executive’s employment with the Firm) disclose or use for the Executive’s own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Firm, any trade secrets, information, data, or other confidential or proprietary information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, plans, or the business and affairs of the Firm, provided that the foregoing shall not apply to information which is not unique to the Firm or which is generally known to the industry or the public other than as a result of the Executive’s breach of this covenant or as required pursuant to an order of a court, governmental agency or other authorized tribunal. The Executive agrees that upon termination of the Executive’s employment with the Firm for any reason, the Executive or, in the event of the Executive’s death, the Executive’s heirs or estate at the request of the Firm, shall return to the Firm immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Firm, except that the Executive (or the Executive’s heirs or estate) may retain personal notes, notebooks and diaries. The Executive further agrees that the Executive shall not retain or use for the Executive’s account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the businesses of the Firm. Without limiting the foregoing, the existence of, and any information concerning, any dispute between the Executive and the Firm shall be subject to the terms of this Section 4, except that the Executive may disclose information concerning such dispute to the arbitrator or court that is considering such dispute, and to the Executive’s legal counsel, spouse or domestic partner, and tax and financial advisors (provided that such persons agree not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

5. Noncompetition.

(a) The Executive acknowledges and recognizes the highly competitive nature of the businesses of the Firm. The Executive further acknowledges and agrees that in connection with the Reorganization, and in the course of the Executive’s subsequent employment with the Firm, the Executive has been and shall be provided with access to sensitive and proprietary information about the clients, prospective clients, knowledge capital and business practices of the Firm, and has been and shall be provided with the opportunity to develop relationships with clients, prospective clients, consultants, employees, representatives and other agents of the Firm, and the Executive further acknowledges that such proprietary information and relationships are extremely valuable assets in which the Firm has invested and shall continue to invest substantial time, effort and expense. As a Managing Director and Class A Member of Lazard, the Executive is currently bound by certain restrictive covenants, including a noncompetition restriction, pursuant to the terms of the Goodwill Agreement. Accordingly, the Executive hereby reaffirms and agrees that while employed by the Firm and thereafter until (i) three months after the Executive’s Date of Termination for any reason other than a termination by the Firm without Cause or by the Executive for Good Reason or (ii) one month after the Executive’s Date of Termination by the Firm without Cause or by the Executive for Good Reason (such period, the “Noncompete Restriction Period”), the Executive shall not, directly or indirectly, on the Executive’s behalf or on behalf of any other person, firm, corporation, association or other entity, as an employee, director, advisor, partner, consultant or otherwise, engage in a “Competing Activity,” or acquire or maintain any ownership interest in, a “Competitive Enterprise.” For purposes of this Agreement, (i) “Competing Activity” means the providing of services or performance of activities for a Competitive Enterprise in a line of business that is similar to any line of business to which the Executive provided services to the Firm in a capacity that is similar to the capacity in which the Executive acted for the Firm while employed by the Firm, and (ii) “Competitive Enterprise” shall mean a business (or business unit) that (A) engages in any activity or (B) owns or controls a significant interest in any entity that engages in any activity, that in either case, competes anywhere with any activity in which the Firm is engaged up to and including the Executive’s Date of Termination. Notwithstanding anything to the contrary in this

Section 5, the foregoing provisions of this Section 5 shall not prohibit the Executive’s providing services to an entity having a stand-alone business unit which unit would, if considered separately for purposes of the definition of “Competitive Enterprise” hereunder, constitute such a Competitive Enterprise, provided the Executive is not providing services to such business unit and provided further that employment in a senior executive capacity of the business unit shall be deemed to be engaging in a Competitive Activity. Further, notwithstanding anything in this Section 5, the Executive shall not be considered to be in violation of this Section 5 solely by reason of owning, directly or indirectly, any stock or other securities of a Competitive Enterprise (or comparable interest, including a voting or profit participation interest, in any such Competitive Enterprise) if the Executive’s interest does not exceed 5% of the outstanding capital stock of such Competitive Enterprise (or comparable interest, including a voting or profit participation interest, in such Competitive Enterprise).

(b) The Executive acknowledges that the Firm is engaged in business throughout the world. Accordingly, and in view of the nature of the Executive’s position and responsibilities, the Executive agrees that the provisions of this Section 5 shall be applicable to each jurisdiction, foreign country, state, possession or territory in which the Firm may be engaged in business while the Executive is employed by the Firm.

6. Nonsolicitation of Clients. The Executive hereby agrees that during the Noncompete Restriction Period, the Executive shall not, in any manner, directly or indirectly, (a) Solicit a Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Firm, to the extent the Executive is soliciting a Client to provide them with services that would be considered a Competing Activity if such services were provided by the Executive, or (b) interfere with or damage (or attempt to interfere with or damage) any relationship between the Firm and a Client. For purposes of this Agreement, the term “Solicit” means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, persuading, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action, and the term “Client” means any client or prospective client of the Firm to whom the Executive provided services, or for whom the Executive transacted business, or whose identity became known to the Executive in connection with the Executive’s relationship with or employment by the Firm, whether or not the Firm has been engaged by such Client pursuant to a written agreement; provided that an entity which is not a client of the Firm shall be considered a “prospective client” for purposes of this sentence only if the Firm made a presentation or written proposal to such entity during the 12-month period preceding the Date of Termination or was preparing to make such a presentation or proposal at the time of the Date of Termination.

7. No Hire of Employees. The Executive hereby agrees that while employed by the Firm and thereafter until six-months after the Executive’s Date of Termination (the “No Hire Restriction Period”), the Executive shall not, directly or indirectly, for himself or on behalf of any third party at any time in any manner, Solicit, hire, or otherwise cause any employee who is at the associate level or above, officer or agent of the Firm to apply for, or accept employment with, any Competitive Enterprise, or to otherwise refrain from rendering services to the Firm or to terminate his or her relationship, contractual or otherwise, with the Firm, other than in response to a general advertisement or public solicitation not directed specifically to employees of the Firm.

8. Nondisparagement; Transfer of Client Relationships. The Executive shall not at any time (whether during or after the Executive’s employment with the Firm), and shall instruct his spouse, domestic partner, parents, and any of their lineal descendants (it being agreed that in any dispute between the parties regarding whether the Executive breached such obligation to instruct, the Firm shall bear the burden of demonstrating that the Executive breached such obligation) not to, make any comments or statements to the press, employees of the Firm, any individual or entity with whom the Firm has a business relationship or any other person, if such comment or statement is disparaging to the Firm, its reputation, any of its affiliates or any of its current or former officers, members or directors, except for truthful statements as may be required by law. During the period commencing on the Executive’s Date of Termination and ending 90 days thereafter, the Executive hereby agrees to take all actions and do all such things as may be reasonably requested by the Firm from time to time to maintain for the Firm the business, goodwill, and business relationships with any of the Firm’s Clients with whom the Executive worked during the term of the Executive’s employment, provided that such actions and things do not materially interfere with other employment of the Executive.

9. Notice of Termination Required. Pursuant to Sections 3(d)(iv) and (v), the Executive has agreed to provide three months’ written notice to the Firm prior to his termination of employment. The Executive hereby agrees that, if, during the three-month period after the Executive has provided notice of termination to the Firm or prior thereto, the Executive enters (or has entered into) a written agreement to perform Competing Activities for a Competitive Enterprise, such action shall be deemed a violation of Section 5.

10. Covenants Generally.

(a) The Executive’s covenants as set forth in Sections 4 through 9 of this Agreement are from time to time referred to herein as the “Covenants.” If any of the Covenants is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such Covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining such Covenants shall not be affected thereby; provided, however, that if any of such Covenants is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such Covenant shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder.

(b) The Executive acknowledges that the Executive’s compliance with the Covenants is an important factor to the continued success of the Firm’s operations and its future prospects. The Executive further acknowledges the importance to the Firm of his continued employment during the period prior to and following the IPO Date and of his not competing or otherwise interfering with the Firm during such period. The Executive understands that the provisions of the Covenants may limit the Executive’s ability to work in a business similar to the business of the Firm; however, the Executive agrees that in light of the Executive’s education, skills, abilities and financial resources, the Executive shall not assert, and it shall not be relevant nor admissible as evidence in any dispute arising in respect of the Covenants, that any provisions of the Covenants prevent the Executive from earning a living. In connection with the enforcement of or any dispute arising in connection with the Covenants, the wishes or preferences of a Client or prospective Client of the Firm as to who shall perform its services, or the fact that the

Client or prospective Client of the Firm may also be a Client of a third party with whom the Executive is or becomes associated, shall neither be relevant nor admissible as evidence. The Executive hereby agrees that prior to accepting employment with any other person or entity during his employment with the Firm or during the Noncompete Restriction Period or the No Hire Restriction Period, the Executive shall provide such prospective employer with written notice of the provisions of this Agreement, with a copy of such notice delivered no later than the date of the Executive’s commencement of such employment with such prospective employer, to the General Counsel of Lazard or HoldCo, as the case may be.

(c) The provisions of Sections 4 through 11 shall remain in full force and effect from the date hereof through the expiration of the period specified therein notwithstanding the earlier termination of the Term or the Executive’s employment.

11. Remedies.

(a) Forfeiture of Class A-2 Interests upon a Breach of the Covenants Prior to the IPO Date. If, during the period from the date hereof through the IPO Date, the Executive breaches any of the Covenants set forth in Section 5, 6 or 7 in any respect or breaches any other Covenant in a material respect, the Executive shall be required to forfeit (i) all unvested Class A-2 Interests, plus (ii) if the Executive has violated the Goodwill Agreement, all vested Class A-2 Interests (such forfeitures, the “Pre-IPO Damages”). The Executive and Lazard agree that the Pre-IPO Damages are reasonable in proportion to the probable damages likely to be sustained by the Firm if the Executive breaches the Covenants, that the amount of actual damages to be sustained by the Firm in the event of such breach is incapable of precise estimation, that such forfeiture of interests is not intended to constitute a penalty or punitive damages for any purposes, and that the forfeiture of such interests by the Executive would not result in severe economic hardship for the Executive and his family. The Executive further agrees that satisfaction of any Pre-IPO Damages as set forth in this Section 11(a) shall not, in any manner, relieve the Executive of any future obligations to abide by the Covenants.

(b) Other Remedies. The Firm and the Executive acknowledge that the time, scope, geographic area and other provisions of the Covenants have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. The Executive acknowledges and agrees that the terms of the Covenants: (i) are reasonable in light of all of the circumstances, (ii) are sufficiently limited to protect the legitimate interests of the Firm, (iii) impose no undue hardship on the Executive and (iv) are not injurious to the public. The Executive further acknowledges and agrees that the Executive’s breach of the Covenants will cause the Firm irreparable harm, which cannot be adequately compensated by money damages. The Executive also agrees that the Firm shall be entitled to injunctive relief for any actual or threatened violation of any of the Covenants in addition to any other remedies it may have, including money damages. The Executive acknowledges and agrees that any such injunctive relief or other remedies (including the Pre-IPO Damages) shall be in addition to, and not in lieu of, any forfeitures of awards (required pursuant to the terms of any such awards) that may be granted to the Executive in the future under one or more of the Firm’s compensation and benefit plans.

12. Arbitration. Subject to the provisions of Sections 13 and 14, any dispute, controversy or claim between the Executive and the Firm on or subsequent to the IPO Date arising out of or relating to or concerning the provisions of this Agreement, any agreement between the Executive and the Firm relating to or arising out of the Executive’s employment with the Firm or otherwise concerning any rights, obligations or other aspects of the Executive’s employment relationship in respect of the Firm (“Employment Related Matters”), shall be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, the New York Stock Exchange, Inc. (the “NYSE”) or, if the NYSE declines to arbitrate the matter, the American Arbitration Association (the “AAA”) in accordance with the commercial arbitration rules of the AAA. Prior to the IPO Date, any such dispute shall be resolved in accordance with the provisions of Section 9.04 of the LLC Agreement.

13. Injunctive Relief; Submission to Jurisdiction. Notwithstanding the provisions of Section 12, and in addition to its right to submit any dispute or controversy to arbitration, the Firm may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the City of New York, whether or not an arbitration proceeding has theretofore been or is ever initiated, for the purpose of temporarily, preliminarily, or permanently enforcing the provisions of the Covenants, or to enforce an arbitration award, and, for the purposes of this Section 13, the Executive (a) expressly consents to the application of Section 14 to any such action or proceeding, (b) agrees that proof shall not be required that monetary damages for breach of the provisions of the Covenants or this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (c) irrevocably appoints the General Counsel of Lazard as the Executive’s agent for service of process in connection with any such action or proceeding, who shall promptly advise the Executive of any such service of process.

14. Choice of Forum.

(a) THE EXECUTIVE AND THE FIRM HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN THE CITY OF NEW YORK OVER ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT OR ANY EMPLOYMENT RELATED MATTERS THAT IS NOT OTHERWISE REQUIRED TO BE ARBITRATED OR RESOLVED ACCORDING TO THE PROVISIONS OF SECTION 12. This includes any suit, action or proceeding to compel arbitration or to enforce an arbitration award. This also includes any suit, action, or proceeding arising out of or relating to any post-employment Employment Related Matters. The Executive and the Firm acknowledge that the forum designated by this Section 14 has a reasonable relation to this Agreement, and to the Executive’s relationship to the Firm. Notwithstanding the foregoing, nothing herein shall preclude the Firm or the Executive from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of Sections 13, 14 or 15.

(b) The agreement of the Executive and the Firm as to forum is independent of the law that may be applied in the action, and the Executive and the Firm agree to such forum even if the forum may under applicable law choose to apply non-forum law. The Executive and the Firm hereby waive, to the fullest extent permitted by applicable law, any objection which the Executive or the Firm now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section

14(a). The Executive and the Firm undertake not to commence any action arising out of or relating to or concerning this Agreement in any forum other than a forum described in this Section 14, or, to the extent applicable, Section 12. The Executive and the Firm agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon the Executive and the Firm.

15. Choice of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (UNITED STATES OF AMERICA), WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS WHICH COULD CAUSE THE APPLICATION OF THE LAW OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

16. Miscellaneous.

(a) This Agreement shall supersede any other agreement, written or oral, pertaining to the matters covered herein, except to the extent set forth on Schedule I. In the event that this Agreement is terminated pursuant to the penultimate sentence of Section 1, all agreements that had been superseded pursuant to this Section 16(a) shall revert to full effectiveness.

(b) Other than in the case of a termination of this Agreement in accordance with the penultimate sentence of Section 1, Sections 3(e), 3(h), 3(i), 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 shall survive the termination of this Agreement and the Executive’s employment and shall inure to the benefit of and be binding and enforceable by the Firm and the Executive. Section 3(b) shall survive the termination of this Agreement for any reason, including, without limitation, the penultimate sentence of Section 1.

(c) Notices hereunder shall be delivered to Lazard at its principal executive office directed to the attention of its General Counsel, and to the Executive at the Executive’s last address appearing in the Firm’s employment records. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid.

(d) This Agreement may not be amended or modified, other than by a written agreement executed by the Executive and the Firm, nor may any provision hereof be waived other than by a writing executed by the Executive or the Firm; provided, that any waiver, consent, amendment or modification of any of the provisions of this Agreement shall not be effective against the Firm without the written consent of the Head of Lazard (or after the IPO Date, the CEO) or its successors, or such individual’s designee. The Executive may not, directly or indirectly (including by operation of law), assign the Executive’s rights or obligations hereunder without the prior written consent of the Head of Lazard (or after the IPO Date, the CEO) or its successors, or such individual’s designee, and any such assignment by the Executive in violation of this Agreement shall be void. This Agreement shall be binding upon the Executive’s permitted successors and assigns. Without the Executive’s consent, Lazard may at any time and from time to time assign its rights and obligations hereunder to any of its subsidiaries or affiliates (and have such rights and obligations reassigned to it or to any other subsidiary or affiliate), provided that no such assignment shall relieve Lazard from its obligations under this Agreement or impair Lazard’s right to enforce this Agreement against the Executive. This Agreement shall be binding upon and inure to the benefit of the Firm and its successors and assigns.

(e) Without limiting the provisions of Section 10(a), if any provision of this Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

(f) The Firm may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation, and may withhold from, and offset by, any amounts or benefits provided under this Agreement, any amounts owed to the Firm by the Executive, including, without limitation, any advances, expenses, loans, or other monies the Executive owes the Firm pursuant to a written agreement or any written policy of the Firm which has been communicated to the Executive.

(g) Except as expressly provided herein, this Agreement shall not confer on any person other than the Firm and the Executive any rights or remedies hereunder. There shall be no third-party beneficiaries to this Agreement.

(h) The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

IN WITNESS WHEREOF, the Executive and the Firm hereto have caused this Agreement to be executed and delivered on the date first above written.

LAZARD LLC
(on its behalf, and on behalf of its subsidiaries and affiliates)

By:
Name:
Title:

STEVEN J. GOLUB

By:

SCHEDULE I

HoldCo Interests (as per Section 2(b)):	1.7%

Profit Interests (as per Section 2(d)):	1.7%

FORM OF SCHEDULE I FOR

MESSRS. CASTELLANO, HOFFMAN AND WARD

Name:	Mr.

HoldCo Interests (as per Section 2(b)):

Profit Interests (as per Section 2(d)):

Effective upon the IPO Date, the following provisions of this Schedule I shall take effect and shall constitute binding and enforceable agreements of the Firm.

1.	Title. Notwithstanding anything to the contrary contained in Section 3(b) of this Agreement, from the IPO Date through the third anniversary of the IPO Date, the Executive shall serve as of PubliCo and of Lazard Group LLC, with such authority, duties, and responsibilities as shall be assigned to the Executive from time to time and as are commensurate with such positions.

2.	Compensation. Notwithstanding anything to the contrary contained in Sections 3(c)(i) and (ii) of this Agreement, subject to the Executive’s continued employment hereunder, for each of the calendar years 2005, 2006 and 2007, the Executive shall, so long as the Executive remains employed by the Firm through the end of the applicable year, be entitled to receive annual compensation (base salary plus annual bonus) of not less than $ per year (the “Guaranteed Amount”) [Ward only: , provided that such Guaranteed Amount shall be reduced in the same proportion as any reductions in annual compensation (base salary and annual bonus) applicable to the majority of the other Deputy Chairmen then providing services to the Firm. Notwithstanding the last sentence of Section 3(c)(i) of this Agreement, the Firm may reduce the Executive’s base salary if it determines that doing so is necessary to preserve the tax-deductibility of the Executive’s compensation]. Notwithstanding anything to the contrary contained in Section 3(c)(iv) of this Agreement, during the portion of the Term commencing on the IPO Date, subject to the Executive’s continued employment hereunder, the Executive shall be eligible to participate in the employee retirement and welfare benefit plans and programs of the type made available to the senior most executives of the Firm generally, in accordance with their terms and as such plans and programs may be in effect from time to time, including, without limitation, savings, profit-sharing and other retirement plans or programs, 401(k), medical, dental, flexible spending account, hospitalization, short-term and long-term disability and life insurance plans.

3.

Severance Pay and Benefits under Certain Circumstances. Notwithstanding anything to the contrary contained in Section 3(d) of this Agreement, in the event that during the period commencing on the IPO Date and concluding on the third anniversary thereof, the Executive’s employment with the Firm is terminated by the Firm without Cause or by the Executive for Good Reason (as defined below), Lazard shall pay the Executive, in a lump sum in cash within 30 days after the Date of Termination, the aggregate of the following amounts: (i) any unpaid base salary through the Date of Termination; (ii) (x) the product of (1) the

Guaranteed Amount and (2) a fraction, the numerator of which is the number of days elapsed in the current calendar year through the Date of Termination and the denominator of which is 365 minus (y) any base salary paid for such year through the Date of Termination (including amounts payable pursuant to clause (i) of this sentence); (iii) any earned and unpaid cash bonus amounts for calendar years completed prior to the Date of Termination; and (iv) the product of (x) the “Severance Multiple” (as defined below) multiplied by (y) the greater of (1) the Guaranteed Amount or (2) the sum of (A) the Executive’s base salary as of the Date of Termination plus (B) the average annual bonus (or, to the extent applicable, cash distributions) paid or payable to the Executive for the two calendar years immediately preceding the year during which occurs the Date of Termination. In addition, (i) for a period of months equal to the product of (x) 12 multiplied by (y) the Severance Multiple, the Executive and his eligible dependents shall continue to be eligible to participate in the medical and dental benefit plans of Lazard on the same basis as the Executive participated in such plans immediately prior to the Date of Termination, to the extent that the applicable plan permits such continued participation for all or any portion of such period (it being agreed that Lazard will use its reasonable efforts to cause such continued coverage to be permitted under the applicable plan for the entire period), which benefits continuation period shall not run concurrently with or reduce the Executive’s right to continued coverage under COBRA and (ii) to the extent permitted under the applicable plan, the Executive will receive additional years of age and service credit equal to the Severance Multiple for purposes of determining his eligibility for and right to commence receiving benefits under the retiree healthcare benefit plans of Lazard Group.

For all purposes of this Agreement, including without limitation, Sections 2(g)(ii) and Section 5(a), a resignation on or prior to the third anniversary of the IPO Date by the Executive for Good Reason shall be treated as a termination of the Executive by the Firm without Cause.

In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Section 3 of this Schedule and such amounts shall not be reduced whether or not the Executive obtains other employment. Except as provided in Section 16(f) of this Agreement, the Firm’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Firm may have against the Executive.

4.	Certain Definitions. For purposes of this Schedule I, the following terms shall have the following meanings:

•

“Good Reason” shall mean (i) the assignment to the Executive of any duties inconsistent in any material respect with the Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as in effect as of the IPO Date, or any other action by the Firm which results in a material diminution in such position, authority, duties or responsibilities from the level in effect as of the IPO Date, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Firm, promptly after receipt of notice thereof given by the Executive, (ii) a material breach by the Firm of the terms of this Agreement, including, without limitation, any failure by the Firm to comply with paragraph 2 of this Schedule, excluding for this purpose an action not taken in bad faith and which is remedied by the Firm promptly after receipt of notice thereof given by the Executive, or (iii) any requirement that the Executive’s principal place of employment be relocated to a location that is more than 30 miles from the Executive’s principal place of employment as of the date hereof (for the avoidance of doubt, any termination for Good Reason must still comply with the notice requirements of Section 1 of this Agreement).

•	“Severance Multiple” shall equal (i) 1.5, if the Date of Termination occurs prior to a Change of Control or (ii) 3, if the Date of Termination occurs on or following the date of a Change of Control.

5.

Excise Tax. In the event it shall be determined that any payment, benefit, or distribution by the Firm to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this paragraph) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986 (the “Code”) or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. All determinations required to be made under this paragraph, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte & Touche LLP or such other certified public accounting firm reasonably acceptable to the Firm as may be designated by the Executive (the “Accounting Firm”) which shall provide detailed supporting calculations both to Lazard and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by Lazard. All fees and expenses of the Accounting Firm shall be borne solely by Lazard. Any Gross-Up Payment shall be paid by Lazard to the Executive within five days of the later of (i) the due date for the payment of any Excise Tax, and (ii) the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon Lazard and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Lazard should have been made (“Underpayment”) or that Gross-Up Payments which were made by Lazard should not have been made (“Overpayment”). In the event that there occurs an Underpayment and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Lazard to or for the benefit of the Executive. In the event that there occurs an Overpayment and the Executive becomes entitled to receive any refund with respect to the Excise Tax, the Executive shall promptly pay to Lazard the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).

6.	Section 409A. Notwithstanding anything in this Agreement to the contrary, to the extent the Executive would otherwise be entitled to a payment during the six months beginning on the Date of Termination that would be subject to the additional tax imposed under Section 409A of the Code, (i) the payment will not be made to the Executive and instead will be made, at the election of the Firm, either to a trust in compliance with Rev. Proc. 92-64 or an escrow account established to fund such payments (provided that such funds shall be at all times subject to the creditors of the Firm and its affiliates) and (ii) the payment, together with interest thereon at the rate of “prime” plus 1%, will be paid to the Executive on the earlier of the six-month anniversary of Date of Termination or the Executive’s death or disability (within the meaning of Section 409A of the Code). Similarly, to the extent the Executive would otherwise be entitled to any benefit (other than a cash payment) during the six months beginning on the Date of Termination that would be subject to the additional tax under Section 409A of the Code, the benefit will be delayed and will begin being provided (together, if applicable, with an adjustment to compensate the Executive for the delay, with such adjustment to be determined in the Firm’s reasonable good faith discretion) on the earlier of the six-month anniversary of the Date of Termination or the Executive’s death or disability (within the meaning of Section 409A of the Code). The Firm will establish the trust or escrow account, as applicable, no later than ten days following the Executive’s Date of Termination. It is the intention of the parties that the payments and benefits to which the Executive could become entitled in connection with termination of employment under this Agreement comply with Section 409A of the Code. In the event that the parties determine that any such benefit or right does not so comply, they will negotiate reasonably and in good faith to amend the terms of this Agreement such that it complies (in a manner that attempts to minimize the economic impact of such amendment on the Executive and the Firm).

7.	Miscellaneous. Paragraphs 2, 3, 4, 5 and 6 of this Schedule I are hereby added to the list of Sections in Section 16(b) of this Agreement.

Initialed by the Executive:

Initialed by Lazard:

AGREEMENT RELATING TO RETENTION AND

NONCOMPETITION AND OTHER COVENANTS

AGREEMENT, dated as of              (this “Agreement”), by and between Lazard LLC, a Delaware limited liability company (“Lazard”), on its behalf and on behalf of its subsidiaries and affiliates (collectively with Lazard, and its and their predecessors and successors, the “Firm”), and the individual named on Schedule I (the “Executive”).

WHEREAS, as of the date hereof, the Executive is a “Managing Director” and a “Class A Member” of Lazard (each as defined in the Third Amended and Restated Operating Agreement of Lazard, dated as of January 1, 2002, as amended (as it may be amended from time to time, the “LLC Agreement”)); and

WHEREAS, pursuant to the LLC Agreement and the Goodwill Vesting Agreement and Acknowledgement between Lazard and the Executive (the “Goodwill Agreement,” and, together with the LLC Agreement, the “Current Agreements”), as a Class A Member, the Executive is subject to certain restrictions relating to competition and solicitation; and

WHEREAS, in connection with the Executive’s participation in the reorganization of Lazard (the “Reorganization”) currently expected to occur substantially on the terms and conditions described in Amendment No. 2 to the draft Registration Statement on Form S-1 (the “S-1”) dated March 21, 2005, as filed with the Securities and Exchange Commission, relating to the initial public offering (the “IPO” and together with the Reorganization and the HoldCo Formation (as defined below), as each may be modified, adjusted or implemented after the date hereof, the “Transactions”) of shares of Class A common stock of Lazard Ltd, a Bermuda limited company (“PubliCo”), the Executive has agreed to enter into this Agreement with Lazard to set forth the Executive’s (1) understanding of the terms of the Transactions applicable to the Executive as a Class A Member (as defined in the LLC Agreement) and as a member of a newly formed Delaware limited liability company (“HoldCo”) to be formed in connection with the Reorganization and of the fact that the terms are in draft form and may be changed or altered after the date hereof (other than as expressly provided herein), and approval of the Transactions (including as such terms may be changed or altered), (2) continuing employment commitment in contemplation of the IPO and following the IPO (as provided in Section 3(a)) and (3) obligations in respect of keeping information concerning the Firm confidential, not engaging in competitive activities, not soliciting the Firm’s clients, not hiring the Firm’s employees, not disparaging the Firm or its directors, members or employees, and cooperating with the Firm in maintaining certain relationships, while employed by the Firm and following the termination of the Executive’s employment.

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Executive and Lazard hereby agree as follows:

1. Term. Subject to the final sentence of this Section 1, Section 10(c) and to Section 16(b), the “Term” of this Agreement shall commence as of the date hereof (the

“Effective Date”) and shall continue indefinitely until terminated in accordance with this Section 1. Either party to this Agreement may terminate the Term (and the Executive’s employment) upon three months’ prior written notice to the other party; provided, however, that such notice (or pay in lieu of notice) shall not be required in the event of the termination of the Executive’s employment by reason of the Executive’s death or “disability” (within the meaning of the long-term disability plan of the Firm applicable to the Executive) (“Disability”) or by the Firm for Cause (as defined in Section 2(g)(iv)), may be waived by the Firm in the event of receipt of notice of a termination by the Executive or may, if the Firm wishes to terminate the Term with immediate effect, be satisfied by providing the Executive with his base salary during such three-month period in lieu of such notice. Notwithstanding that the Term commences as of the Effective Date, certain provisions of this Agreement shall not take effect until a later date, as specified herein. In addition, notwithstanding anything to the contrary contained herein, this Agreement shall terminate (i) on September 30, 2005, if the date of the closing of the IPO (the “IPO Date”) does not occur prior to September 30, 2005, or (ii) on such date earlier than September 30, 2005, if any, on which (A) the IPO is finally abandoned or terminated by Lazard or (B) the Purchase and Transaction Support Agreement among Lazard and certain holders of “Class B-1 Interests” and “Class C Interests” (each as defined in the LLC Agreement) terminates. Upon any such termination, this Agreement shall be of no further force and effect and the rights and obligations of the parties hereto shall be governed by the terms of the Current Agreements and any agreements or portions thereof that had otherwise been superseded by Section 16(a).

2. The Transactions.

(a) Participation in the Reorganization. The Executive hereby acknowledges that he has reviewed and understands the terms of the proposed Transactions and that such terms, including the structure of the Transactions, may be modified or otherwise altered by the Board of Directors of Lazard, an authorized committee thereof or the “Head of Lazard and Chairman of the Executive Committee” (as defined in the LLC Agreement) as such person(s) may determine in furtherance of the purposes underlying the Transactions. The Executive hereby covenants to execute and deliver such documents, consents and agreements as shall be necessary to effectuate each of the Transactions (as described in the S-1 or as such Transactions may be modified or altered in accordance with the foregoing sentence), including, without limitation, any amendments to the Current Agreements or this Agreement (solely to the extent such amendments are necessary to effectuate any such modifications and alterations to the Transactions and are not inconsistent with the intent and purpose of this Agreement and other than as set forth in the last sentence of this Section 2(a)), a customary accredited investor representation letter, a HoldCo membership agreement and the stockholders’ agreement referred to in Section 2(f). Notwithstanding anything contained herein to the contrary, in no event shall the following provisions be modified in a manner that materially and adversely affects the following rights of the Executive as and to the extent set forth in such provisions of this Agreement: (i) Section 2(c) solely with respect to the vesting of the Class A-2 Interests and the corresponding Holdco Interests, (ii) Section 2(e) solely with respect to the timing of payment of the memo and other capital in Lazard, (iii) Section 2(g)(i) solely with respect to the last sentence thereof relating to the restrictive covenants applicable to the Exchangeable Interests, (iv) Section 2(g)(ii) solely with respect to the timing of exchangeability of the Exchangeable Interests, (v) Section 2(g)(iv) solely with respect to the definition of Cause and (vi) Schedule I.

(b) Formation of HoldCo. Effective upon the Reorganization and consummation of the mandatory sale of all “Interests” (as defined in the LLC Agreement) pursuant to Section 6.02(b) of the LLC Agreement (as the provisions of such Section 6.02(b) may be waived or modified) or otherwise (the “HoldCo Formation”), and provided that as of the effective time of the HoldCo Formation the Executive continues to be employed by the Firm, the Executive shall receive, in exchange for the Executive’s Class A Interests (as defined in the LLC Agreement) outstanding immediately prior to the HoldCo Formation, the percentage of membership interests in HoldCo set forth on Schedule I attached hereto (such percentage to be increased pro rata to reflect the redemption of Class B-1 Interests pursuant to the Reorganization) that have substantially the same rights, obligations and terms (including with respect to vesting) with respect to HoldCo pursuant to the HoldCo limited liability company operating agreement (the “HoldCo LLC Agreement”) and applicable law as those of the exchanged Class A Interests, except as provided herein, including in Sections 2(a) and 2(d), or except to the extent that any other changes, taken as a whole with any benefits provided, are not materially adverse to the Executive (such membership interests, the “HoldCo Interests”). The Holdco LLC Agreement will include those terms set forth on Schedule II attached hereto, subject to the limitations set forth therein.

(c) Vesting of Class A-2 Interests (or the Holdco Interests Corresponding to Such Class A-2 Interests). Subject to the consummation of the HoldCo Formation and subject to and effective upon the IPO Date, and provided that as of the IPO Date the Executive continues to be employed by the Firm (or has had his employment terminated by the Firm without “Cause” (as defined below) or on account of Disability or death), following the date hereof and prior to the IPO Date, the Class A-2 Interests (as defined in the LLC Agreement) (the “Class A-2 Interests”) held by the Executive as of the date hereof (or upon consummation of the Reorganization, the HoldCo Interests received by the Executive in the Reorganization that correspond to the Executive’s Class A-2 Interests as of the date hereof) that are not vested as of the IPO Date, shall become fully vested. Such vesting shall occur (i) in the case of a termination of employment prior to the IPO Date on the terms described above in this Section 2(c), on the date of such termination (provided that in the event that the IPO Date shall not occur as contemplated by this Agreement, such vesting shall be deemed not to have occurred, unless it is otherwise provided by the Current Agreements) or (ii) in any other case, on the IPO Date.

(d) Profits Interest Allocation. In connection with the Reorganization, subject to the consummation of the HoldCo Formation and subject to and effective upon the closing of the IPO, and provided that as of the IPO Date the Executive continues to be employed by HoldCo or one of its affiliates (including Lazard), the Executive shall become a member participating in the profits of HoldCo with a profit percentage in HoldCo of no less than the amount specified on Schedule I attached hereto (the “Profits Interest”) (such percentage to be increased pro rata to reflect the redemption of Class B-1 Interests pursuant to the Reorganization) having the rights, obligations and terms set forth in the HoldCo LLC Agreement so long as the Executive shall remain employed by the Firm. Subject to the provisions of the HoldCo LLC Agreement and the determination of the Board of Directors of HoldCo (the “HoldCo Board”), HoldCo shall make (i) distributions in respect of income taxes arising from such Profit Interests and (ii) from and after the third anniversary of the IPO Date distributions that are intended to be equivalent to the aggregate amount of dividends that the Executive (and, if applicable, the Executive’s “Entities” (as defined below)) would have received had the Executive (and, if applicable, the Executive’s Entities) exchanged such person’s “Exchangeable Interests” (as defined below) for exchangeable membership interests in Lazard that were then immediately exchanged for “PubliCo Shares” (as defined below) effective as of the third anniversary of the IPO Date (with such amount of distributions, and such profit percentage, to be adjusted from time to time to reflect the actual exchange, in whole or in part, of such Exchangeable Interests).

(e) Treatment of Memo Capital and Other Capital. Upon the HoldCo Formation, HoldCo shall assume the obligations of Lazard for memo capital and other capital in Lazard, and the Executive hereby acknowledges such assumption and releases Lazard in full from such obligations. HoldCo shall distribute to the Executive amounts in respect of the Executive’s assumed memo capital in respect of Class A-1 capital and former Class A-1 capital, if any, in equal installments on the first, second, third and fourth anniversaries of the IPO Date, plus any interest accrued through each distribution date. The Executive further hereby agrees that all of his rights and title to and in any and all capital of HoldCo allocated with respect to any Exchangeable Interests which are exchanged for exchangeable membership interests in Lazard that are in turn exchanged for PubliCo Shares, and the related profits interests (other than, for the avoidance of doubt, the capital to be repaid in accordance with the immediately foregoing sentence), shall be forfeited without payment therefor, effective immediately upon the exchange of such Exchangeable Interests. This Section 2(e) supercedes and replaces any other agreements or understandings with respect to all capital of Lazard and HoldCo, other than in respect of earnings on such capital, which shall be continued in accordance with past practice.

(f) Stockholders’ Agreement. The Executive hereby agrees that all Exchangeable Interests and PubliCo Shares (as defined in Section 2(g)(i)) held by the Executive and the Executive’s Entities (including PubliCo Shares obtained pursuant to the exchange of Exchangeable Interests for exchangeable membership interests in Lazard which are then exchanged for PubliCo Shares) shall be subject to a stockholders’ agreement which shall provide, among other things, that the Executive (on behalf of himself and any “Entity” (as defined in Section 2(g)(ii)) to whom he has transferred any Class A-2 Interests (as defined in the LLC Agreement) or transfers any such Exchangeable Interests or PubliCo Shares) shall delegate to such person(s) or entity as is described in such agreement the right to vote PubliCo Shares held by the Executive or by any such Entity to whom he made such a transfer. The Executive hereby agrees to execute and deliver such stockholders’ agreement (or, in the case of any Entity, to cause the execution and delivery thereof) in accordance with the HoldCo LLC Agreement. The stockholders’ agreement will include those terms set forth on Schedule III attached hereto, subject to the limitations set forth therein.

(g) Exchangeable Interests.

(i) A portion of the HoldCo Interests received by the Executive pursuant to Section 2(b) equal in percentage to the Executive’s Lazard Class A-2 Interests as of the IPO Date as adjusted in the same manner as all other Lazard Class A-2 Interests in connection with the HoldCo Formation (such portion, the “Exchangeable Interests”) shall be exchangeable, on the terms set forth in this Section 2(g) and the HoldCo LLC Agreement, for membership interests in Lazard that are in turn exchangeable for shares of Class A common stock of PubliCo (“PubliCo Shares”), such exchange to be accomplished in each case by HoldCo distributing to the Executive (in exchange for the appropriate portion of the Executive’s

Exchangeable Interests) the corresponding portion of HoldCo’s applicable ownership interest in Lazard and causing PubliCo to issue the PubliCo Shares to the Executive in exchange for such distributed ownership interest in Lazard (or such other structure as may be reflected in the Holdco LLC Agreement and documents ancillary thereto which provide for a similar exchange, directly or indirectly, of Exchangeable Interests for PubliCo Shares). The documents reflecting the Exchangeable Interests shall contain the restrictive covenants set forth in the HoldCo LLC Agreement addressing the subject matter of the Covenants, which covenants shall be consistent with, and no more restrictive on the Executive than those contained in this Agreement. The Executive’s Exchangeable Interests shall not be subject to reduction for any reason.

(ii) Subject to the provisions of the HoldCo LLC Agreement, the Exchangeable Interests may be exchanged for exchangeable membership interests in Lazard that are in turn exchangeable for PubliCo Shares as described above, at the Executive’s election, on and after the eighth anniversary of the IPO Date; provided, however, that (A) if the Executive remains employed by the Firm through the third anniversary of the IPO Date, the Executive’s Exchangeable Interests (and any Exchangeable Interests held by any trust or any entity that is wholly-owned by the Executive or of which the entire ownership or beneficial interests are held by any combination of the Executive and his spouse, parents, and any of their descendants by lineage or adoption (an “Entity”)), may be exchanged for exchangeable membership interests in Lazard that are in turn exchangeable for PubliCo Shares, in whole or in part, at the Executive’s (or, if applicable, such Entity’s) election, in three equal installments on and after each of the third, fourth and fifth anniversaries of the IPO Date, provided that each such installment may be exchanged only if the Executive has complied with the Covenants (as defined in Section 10), and (B) if the Executive remains employed by the Firm through the second anniversary of the IPO Date (but not through the third anniversary of the IPO Date), the Executive’s Exchangeable Interests may be exchanged, in whole or in part, at the Executive’s (or, if applicable, such Entity’s) election, in three equal installments on and after each of the fourth, fifth and sixth anniversaries of the IPO Date, provided that each such installment may be exchanged only if the Executive has complied with the Covenants. Notwithstanding the above, (w) if the Executive’s employment is terminated by the Firm without “Cause” (as defined below) or by reason of the Executive’s Disability prior to the third anniversary of the IPO Date, the Executive’s Exchangeable Interests may be exchanged as if the Executive had remained employed on the third anniversary of the IPO Date and complied with the requirements of clause (A) above (i.e., the Executive may exchange his Exchangeable Interests on the third, fourth and fifth anniversaries of the IPO Date as described in clause (A) above, provided that each such installment may be exchanged only if the Executive has complied with the Covenants); (x) if the Executive’s employment is terminated by reason of the Executive’s death (1) prior to or on the second anniversary of the IPO Date, the Executive’s Exchangeable Interests shall, at the election of the Firm, either (A) become exchangeable in full no later than the first anniversary of such death or (B) be purchased by HoldCo at the trading price of PubliCo Shares on the date of such repurchase no later than the first anniversary of such death or (2) subsequent to the second anniversary of the IPO Date but prior to the fourth anniversary of the IPO Date, the Executive’s Exchangeable Interests may, to the extent not previously exchanged, be exchangeable in full on the later of (A) the third anniversary of the IPO Date and (B) the anniversary of the IPO Date next following such death; (y) if following the IPO Date and prior to the third anniversary of the IPO Date, the Executive’s employment terminates due to his Retirement (defined as the voluntary resignation by the Executive on or after the date he attains age 65 or attains age 55 and has at least ten years of continuous service as a managing director of Lazard or one of its affiliates) and thereafter the Executive dies, the Executive’s Exchangeable Interests shall be treated as set forth in clause (x) of this Section, provided that the Covenants have been complied with since his retirement without regard to the time limits set forth therein; and (z) in the event of a “Change of Control” (as defined in the HoldCo LLC Agreement), the Executive’s Exchangeable Interests shall be exchanged prior to the occurrence of such event at a time and in a fashion designed to allow the Executive to participate in the Change of Control transaction on a basis no less favorable (prior to any applicable taxes) than that applicable to holders of PubliCo Shares.

(iii) Prior to the applicable exchange date and as a condition to the exchange of the Exchangeable Interests for PubliCo Shares, the Executive shall have entered into a stockholders’ agreement, as described in Section 2(f), and otherwise complied in all material respects with the terms of the HoldCo LLC Agreement applicable to such exchange. Each of HoldCo and PubliCo shall have the right to require the exchange of all or part of the Executive’s Exchangeable Interests for PubliCo Shares during the period beginning on the ninth anniversary of the IPO Date and ending 30 days after such anniversary.

(iv) For purposes of this Agreement, “Cause” shall mean: (A) conviction of the Executive of, or a guilty or nolo contendere plea (or the equivalent in a non-United States jurisdiction) by the Executive to, a felony (or the equivalent in a non-United States jurisdiction), or of any other crime that legally prohibits the Executive from working for the Firm; (B) breach by the Executive of a regulatory rule that materially adversely affects the Executive’s ability to perform his duties to the Firm; (C) willful and deliberate failure on the part of the Executive (i) to perform his employment duties in any material respect or (ii) to follow specific reasonable directions received from the Firm, in each case following written notice to the Executive of such failure and, if such failure is curable, the Executive’s failing to cure such failure within a reasonable time (but in no event less than 30 days); or (D) a breach of the Covenants that is (individually or combined with other such breaches) demonstrably and materially injurious to Lazard or any of its affiliates. Notwithstanding the foregoing, with respect to the events described in clauses (B) and (C)(i) hereof, the Executive’s acts or failure to act shall not constitute Cause to the extent taken (or not taken) based upon the direct instructions of the Head of Lazard (or after the IPO Date, the Chief Executive Officer of PubliCo (the “ CEO”) or a senior executive officer of Lazard.

(h) Registration; Dilution. The definitive agreements relating to the Transactions will contain (i) provisions obligating PubliCo to file a registration statement with the U.S. Securities and Exchange Commission in order to register the reoffer and resale of the PubliCo Shares on and following the exchange of the Exchangeable Interests, subject to customary blackout provisions and other customary restrictions, and obligating PubliCo to use reasonable efforts to list such PubliCo Shares on the New York Stock Exchange, and (ii) customary antidilution and corporate event adjustment protections (consistent with adjustments applicable to PubliCo Shares) with respect to the Exchangeable Interests and the Exchangeable Interests’ exchange rights into PubliCo Shares.

(i) Cooperation With Respect to Taxes. Lazard shall use its reasonable efforts to structure the Transactions in a manner that does not result in any material tax to the Executive (that the Executive would not have incurred in the absence of the Transactions) upon the exchange of the Class A-2 Interests into Exchangeable Interests or other exchange of Class A-2 Interests into HoldCo Interests, it being understood that this shall not be a commitment to maintain the current tax treatment or benefits applicable to the Executive.

(j) HoldCo Governance Structure. Lazard shall use its reasonable efforts to structure the HoldCo governance terms with a view to permitting it to perform its obligations under this Agreement, including, without limitation, with respect to making the distributions and payments provided for in Sections 2(d) and (e) and permitting and effecting the exchange of the Exchangeable Interests for PubliCo Shares in the manner and at the times contemplated by Section 2(g).

3. Continued Employment. (a) Employment. The Executive hereby agrees to continue in the employ of the Firm, subject to the terms and conditions of this Agreement. In that regard, the Executive is committed to remaining in the employ of the Firm through the IPO Date and for at least two years following the IPO Date. Lazard acknowledges that this Section 3(a) is not legally binding or enforceable, nor is this Section 3(a) consideration for any right or benefit under this Agreement.

(b) Duties and Responsibilities; Code of Conduct. During the Term, the Executive shall serve as a Managing Director of Lazard or one of its affiliates (including, but not limited to, HoldCo or PubliCo), with such duties and responsibilities as the Head of Lazard (or after the IPO Date, the CEO) may from time to time determine, and, other than in respect of charitable, educational and similar activities which do not materially affect the Executive’s duties to the Firm (or in respect of directorships, trusteeships, or similar posts, in each case, that are approved by the head of the Lazard house at which the Executive serves as a Managing Director) shall devote his entire working time, labor, skill and energies to the business and affairs of the Firm. During the Term, the Executive shall comply with the Firm’s professional code of conduct as in effect from time to time and shall execute on an annual basis and at such additional times as the Firm may reasonably request such code as set forth in the Firm’s “Professional Conduct Manual” or other applicable manual or handbook of the Firm as in effect from time to time and applicable to other managing directors in the same geographic location as the Executive.

(c) Compensation.

(i) Base Salary. During the portion of the Term commencing on the IPO Date, subject to the Executive’s continued employment hereunder, the Executive shall be paid an annualized base salary in the amount of the Executive’s base salary as in effect on the date hereof, payable in the same manner as other managing directors in the same geographic location are paid. The Executive’s base salary shall be subject to annual review and increase, but not decrease, unless such decrease is in line with an across-the-board base salary decrease to all managing directors in the same geographic location as the Executive.

(ii) Annual Bonus. During the portion of the Term commencing on the IPO Date, subject to the Executive’s continued employment hereunder through the date of payment, the Executive may be awarded an annual bonus in an amount determined in the sole discretion of the CEO (subject to approval of the Board of Directors, or a committee of the Board of Directors, of PubliCo to the extent required by law, the rules of any stock exchange or stock trading system to which PubliCo is subject, or corporate governance procedures established by the PubliCo Board of Directors). A portion of any such annual bonus may be satisfied in the form of equity compensation which may be subject to vesting conditions and/or restrictive covenants (it being understood that the sole remedy for violation of any such restrictive covenants shall be forfeiture of such equity compensation and/or recapture of previous gains in respect of such equity compensation and that, notwithstanding Section 11(b), money damages shall not be an available remedy).

(iii) Long-term Incentive Compensation. During the portion of the Term commencing on the second anniversary of the IPO Date, subject to the Executive’s continued employment hereunder, the Executive shall be eligible to participate in any equity incentive plan for executives of the Firm as may be in effect from time to time, in accordance with the terms of any such plan.

(iv) Employee Benefit Plans. During the portion of the Term commencing on the IPO Date, subject to the Executive’s continued employment hereunder, the Executive shall be eligible to participate in the employee retirement and welfare benefit plans and programs of the type made available to the Firm’s managing directors generally, in accordance with their terms and as such plans and programs may be in effect from time to time, including, without limitation, savings, profit-sharing and other retirement plans or programs, 401(k), medical, dental, flexible spending account, hospitalization, short-term and long-term disability and life insurance plans.

(d) At-Will Employment; No Severance. The Executive’s employment hereunder shall be at-will and not for a definite period or duration. Subject to the Executive’s right to continue to receive his base salary during the three-month notice period (to the extent not waived by the Firm) provided in Section 1, the Executive shall not be entitled under this Agreement to any severance payments or benefits or, in the absence of a breach of this Agreement by the Firm, any other damages under this Agreement upon termination of the Term or his employment with the Firm for any reason.

4. Confidential Information. In the course of involvement in the Firm’s activities or otherwise, the Executive has obtained or may obtain confidential information concerning the Firm’s businesses, strategies, operations, financial affairs, organizational and personnel matters (including information regarding any aspect of the Executive’s tenure as a managing director, member, partner or employee of the Firm or of the termination of such position, partnership or employment), policies, procedures and other non-public matters, or concerning those of third parties. The Executive shall not at any time (whether during or after the Executive’s employment with the Firm) disclose or use for the Executive’s own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Firm, any trade secrets, information, data, or other confidential or proprietary information relating to customers, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, plans, or the business and affairs of the Firm, provided that the foregoing shall not apply to information which is not unique to the Firm or which is generally known to the industry or the public other than as a result of the Executive’s breach of this covenant or as required pursuant to an order of a court, governmental agency or other authorized tribunal. The Executive agrees that upon termination of the Executive’s employment with the Firm for any reason, the Executive or, in the event of the Executive’s death, the Executive’s heirs or estate at the request of the Firm, shall return to the Firm immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Firm, except that the Executive (or the Executive’s heirs or estate) may retain personal notes, notebooks and diaries. The Executive further agrees that the Executive shall not retain or use for the Executive’s account at any time any trade names, trademark or other proprietary business designation used or owned in connection with the businesses of the Firm. Without limiting the foregoing, the existence of, and any information concerning, any dispute between the Executive and the Firm shall be subject to the terms of this Section 4, except that the Executive may disclose information concerning such dispute to the arbitrator or court that is considering such dispute, and to the Executive’s legal counsel, spouse or domestic partner, and tax and financial advisors (provided that such persons agree not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

5. Noncompetition. (a) The Executive acknowledges and recognizes the highly competitive nature of the businesses of the Firm. The Executive further acknowledges and agrees that in connection with the Reorganization, and in the course of the Executive’s subsequent employment with the Firm, the Executive has been and shall be provided with access to sensitive and proprietary information about the clients, prospective clients, knowledge capital and business practices of the Firm, and has been and shall be provided with the opportunity to develop relationships with clients, prospective clients, consultants, employees, representatives and other agents of the Firm, and the Executive further acknowledges that such proprietary information and relationships are extremely valuable assets in which the Firm has invested and shall continue to invest substantial time, effort and expense. As a Managing Director and Class A Member of Lazard, the Executive is currently bound by certain restrictive covenants, including a noncompetition restriction, pursuant to the terms of the Goodwill Agreement. Accordingly, the Executive hereby reaffirms and agrees that while employed by the Firm and thereafter until (i) three months after the Executive’s date of termination of employment for any reason other than a termination by the Firm without Cause or (ii) one month after the date of the Executive’s termination by the Firm without Cause (in either case, the date of termination, the “Date of Termination,” and such period, the “Noncompete Restriction Period”), the Executive shall not, directly or indirectly, on the Executive’s behalf or on behalf of any other person, firm, corporation, association or other entity, as an employee, director, advisor, partner, consultant or otherwise, engage in a “Competing Activity,” or acquire or maintain any ownership interest in, a “Competitive Enterprise.” For purposes of this Agreement, (i) “Competing Activity” means the providing of services or performance of activities for a Competitive Enterprise in a line of business that is similar to any line of business to which the Executive provided services to the Firm in a capacity that is similar to the capacity in which the Executive acted for the Firm while employed by the Firm, and (ii) “Competitive Enterprise” shall mean a business (or business unit) that (A) engages in any activity or (B) owns or controls a significant interest in any entity that engages in any activity, that in either case, competes anywhere with any activity in which the Firm is engaged up to and including the Executive’s Date of Termination. Notwithstanding anything to the contrary in this Section 5, the foregoing provisions of this Section 5 shall not prohibit the Executive’s providing services to an entity having a stand-alone business unit which unit would, if considered separately for purposes of the definition of “Competitive Enterprise” hereunder, constitute such a Competitive Enterprise, provided the Executive is not providing services to such business unit and provided further that employment in a senior executive capacity of the business unit shall be deemed to be engaging in a Competitive Activity. Further, notwithstanding anything in this Section 5, the Executive shall not be considered to be in violation of this Section 5 solely by reason of owning, directly or indirectly, any stock or other securities of a Competitive Enterprise (or comparable interest, including a voting or profit participation interest, in any such Competitive Enterprise) if the Executive’s interest does not exceed 5% of the outstanding capital stock of such Competitive Enterprise (or comparable interest, including a voting or profit participation interest, in such Competitive Enterprise).

(b) The Executive acknowledges that the Firm is engaged in business throughout the world. Accordingly, and in view of the nature of the Executive’s position and responsibilities, the Executive agrees that the provisions of this Section 5 shall be applicable to each jurisdiction, foreign country, state, possession or territory in which the Firm may be engaged in business while the Executive is employed by the Firm.

6. Nonsolicitation of Clients. The Executive hereby agrees that during the Noncompete Restriction Period, the Executive shall not, in any manner, directly or indirectly, (a) Solicit a Client to transact business with a Competitive Enterprise or to reduce or refrain from doing any business with the Firm, to the extent the Executive is soliciting a Client to provide them with services that would be considered a Competing Activity if such services were provided by the Executive, or (b) interfere with or damage (or attempt to interfere with or damage) any relationship between the Firm and a Client. For purposes of this Agreement, the term “Solicit” means any direct or indirect communication of any kind whatsoever, regardless of by whom initiated, inviting, advising, persuading, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action, and the term “Client” means any client or prospective client of the Firm to whom the Executive provided services, or for whom the Executive transacted business, or whose identity became known to the Executive in connection with the Executive’s relationship with or employment by the Firm, whether or not the Firm has been engaged by such Client pursuant to a written agreement; provided that an entity which is not a client of the Firm shall be considered a “prospective client” for purposes of this sentence only if the Firm made a presentation or written proposal to such entity during the 12-month period preceding the Date of Termination or was preparing to make such a presentation or proposal at the time of the Date of Termination.

7. No Hire of Employees. The Executive hereby agrees that while employed by the Firm and thereafter until six-months after the Executive’s Date of Termination (the “No Hire Restriction Period”), the Executive shall not, directly or indirectly, for himself or on behalf of any third party at any time in any manner, Solicit, hire, or otherwise cause any employee who is at the associate level or above, officer or agent of the Firm to apply for, or accept employment with, any Competitive Enterprise, or to otherwise refrain from rendering services to the Firm or to terminate his or her relationship, contractual or otherwise, with the Firm, other than in response to a general advertisement or public solicitation not directed specifically to employees of the Firm.

8. Nondisparagement; Transfer of Client Relationships. The Executive shall not at any time (whether during or after the Executive’s employment with the Firm), and shall instruct his spouse, domestic partner, parents, and any of their lineal descendants (it being agreed that in any dispute between the parties regarding whether the Executive breached such obligation to instruct, the Firm shall bear the burden of demonstrating that the Executive breached such obligation) not to, make any comments or statements to the press, employees of the Firm, any individual or entity with whom the Firm has a business relationship or any other person, if such comment or statement is disparaging to the Firm, its reputation, any of its affiliates or any of its current or former officers, members or directors, except for truthful statements as may be required by law. During the period commencing on the Executive’s Date of Termination and ending 90 days thereafter, the Executive hereby agrees to take all actions and do all such things as may be reasonably requested by the Firm from time to time to maintain for the Firm the business, goodwill, and business relationships with any of the Firm’s Clients with whom the Executive worked during the term of the Executive’s employment, provided that such actions and things do not materially interfere with other employment of the Executive.

9. Notice of Termination Required. Pursuant to Section 1, the Executive has agreed to provide three months’ written notice to the Firm prior to his termination of employment. The Executive hereby agrees that, if, during the three-month period after the Executive has provided notice of termination to the Firm or prior thereto, the Executive enters (or has entered into) a written agreement to perform Competing Activities for a Competitive Enterprise, such action shall be deemed a violation of Section 5.

10. Covenants Generally. (a) The Executive’s covenants as set forth in Sections 4 through 9 of this Agreement are from time to time referred to herein as the “Covenants.” If any of the Covenants is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such Covenant shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining such Covenants shall not be affected thereby; provided, however, that if any of such Covenants is finally held to be invalid, illegal or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such Covenant shall be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder.

(b) The Executive acknowledges that the Executive’s compliance with the Covenants is an important factor to the continued success of the Firm’s operations and its future prospects. The Executive further acknowledges the importance to the Firm of his continued employment during the period prior to and following the IPO Date and of his not competing or otherwise interfering with the Firm during such period. The Executive understands that the provisions of the Covenants may limit the Executive’s ability to work in a business similar to the business of the Firm; however, the Executive agrees that in light of the Executive’s education, skills, abilities and financial resources, the Executive shall not assert, and it shall not be relevant nor admissible as evidence in any dispute arising in respect of the Covenants, that any provisions of the Covenants prevent the Executive from earning a living. In connection with the enforcement of or any dispute arising in connection with the Covenants, the wishes or preferences of a Client or prospective Client of the Firm as to who shall perform its services, or the fact that the Client or prospective Client of the Firm may also be a Client of a third party with whom the Executive is or becomes associated, shall neither be relevant nor admissible as evidence. The Executive hereby agrees that prior to accepting employment with any other person or entity during his employment with the Firm or during the Noncompete Restriction Period or the No Hire Restriction Period, the Executive shall provide such prospective employer with written notice of the provisions of this Agreement, with a copy of such notice delivered no later than the date of the Executive’s commencement of such employment with such prospective employer, to the General Counsel of Lazard or HoldCo, as the case may be.

(c) The provisions of Sections 4 through 11 shall remain in full force and effect from the date hereof through the expiration of the period specified therein notwithstanding the earlier termination of the Term or the Executive’s employment.

11. Remedies. (a) Forfeiture of Class A-2 Interests upon a Breach of the Covenants Prior to the IPO Date. If, during the period from the date hereof through the IPO Date, the Executive breaches any of the Covenants set forth in Section 5, 6 or 7 in any respect or breaches any other Covenant in a material respect, the Executive shall be required to forfeit (i) all unvested Class A-2 Interests, plus (ii) if the Executive has violated the Goodwill Agreement, all vested Class A-2 Interests (such forfeitures, the “Pre-IPO Damages”). The Executive and Lazard agree that the Pre-IPO Damages are reasonable in proportion to the probable damages likely to be sustained by the Firm if the Executive breaches the Covenants, that the amount of actual damages to be sustained by the Firm in the event of such breach is incapable of precise estimation, that such forfeiture of interests is not intended to constitute a penalty or punitive damages for any purposes, and that the forfeiture of such interests by the Executive would not result in severe economic hardship for the Executive and his family. The Executive further agrees that satisfaction of any Pre-IPO Damages as set forth in this Section 11(a) shall not, in any manner, relieve the Executive of any future obligations to abide by the Covenants.

(b) Other Remedies. The Firm and the Executive acknowledge that the time, scope, geographic area and other provisions of the Covenants have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. The Executive acknowledges and agrees that the terms of the Covenants: (i) are reasonable in light of all of the circumstances, (ii) are sufficiently limited to protect the legitimate interests of the Firm, (iii) impose no undue hardship on the Executive and (iv) are not injurious to the public. The Executive further acknowledges and agrees that the Executive’s breach of the Covenants will cause the Firm irreparable harm, which cannot be adequately compensated by money damages. The Executive also agrees that the Firm shall be entitled to injunctive relief for any actual or threatened violation of any of the Covenants in addition to any other remedies it may have, including money damages. The Executive acknowledges and agrees that any such injunctive relief or other remedies (including the Pre-IPO Damages) shall be in addition to, and not in lieu of, any forfeitures of awards (required pursuant to the terms of any such awards) that may be granted to the Executive in the future under one or more of the Firm’s compensation and benefit plans.

12. Arbitration. Subject to the provisions of Sections 13 and 14, any dispute, controversy or claim between the Executive and the Firm on or subsequent to the IPO Date arising out of or relating to or concerning the provisions of this Agreement, any agreement between the Executive and the Firm relating to or arising out of the Executive’s employment with the Firm or otherwise concerning any rights, obligations or other aspects of the Executive’s employment relationship in respect of the Firm (“Employment Related Matters”), shall be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, the New York Stock Exchange, Inc. (the “NYSE”) or, if the NYSE declines to arbitrate the matter, the American Arbitration Association (the “AAA”) in accordance with the commercial arbitration rules of the AAA. Prior to the IPO Date, any such dispute shall be resolved in accordance with the provisions of Section 9.04 of the LLC Agreement.

13. Injunctive Relief; Submission to Jurisdiction. Notwithstanding the provisions of Section 12, and in addition to its right to submit any dispute or controversy to arbitration, the Firm may bring an action or special proceeding in a state or federal court of competent jurisdiction sitting in the City of New York, whether or not an arbitration proceeding has theretofore been or is ever initiated, for the purpose of temporarily, preliminarily, or permanently enforcing the provisions of the Covenants, or to enforce an arbitration award, and, for the purposes of this Section 13, the Executive (a) expressly consents to the application of Section 14 to any such action or proceeding, (b) agrees that proof shall not be required that monetary damages for breach of the provisions of the Covenants or this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (c) irrevocably appoints the General Counsel of Lazard as the Executive’s agent for service of process in connection with any such action or proceeding, who shall promptly advise the Executive of any such service of process.

14. Choice of Forum. (a) THE EXECUTIVE AND THE FIRM HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED IN THE CITY OF NEW YORK OVER ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT OR ANY EMPLOYMENT RELATED MATTERS THAT IS NOT OTHERWISE REQUIRED TO BE ARBITRATED OR RESOLVED ACCORDING TO THE PROVISIONS OF SECTION 12. This includes any suit, action or proceeding to compel arbitration or to enforce an arbitration award. This also includes any suit, action, or proceeding arising out of or relating to any post-employment Employment Related Matters. The Executive and the Firm acknowledge that the forum designated by this Section 14 has a reasonable relation to this Agreement, and to the Executive’s relationship to the Firm. Notwithstanding the foregoing, nothing herein shall preclude the Firm or the Executive from bringing any action or proceeding in any other court for the purpose of enforcing the provisions of Sections 13, 14 or 15.

(b) The agreement of the Executive and the Firm as to forum is independent of the law that may be applied in the action, and the Executive and the Firm agree to such forum even if the forum may under applicable law choose to apply non-forum law. The

Executive and the Firm hereby waive, to the fullest extent permitted by applicable law, any objection which the Executive or the Firm now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 14(a). The Executive and the Firm undertake not to commence any action arising out of or relating to or concerning this Agreement in any forum other than a forum described in this Section 14, or, to the extent applicable, Section 12. The Executive and the Firm agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding in any such court shall be conclusive and binding upon the Executive and the Firm.

15. Choice of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (UNITED STATES OF AMERICA), WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS WHICH COULD CAUSE THE APPLICATION OF THE LAW OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

16. Miscellaneous. (a) This Agreement shall supersede any other agreement, written or oral, pertaining to the matters covered herein, except to the extent set forth on Schedule I. In the event that this Agreement is terminated pursuant to the penultimate sentence of Section 1, all agreements that had been superseded pursuant to this Section 16(a) shall revert to full effectiveness.

(b) Other than in the case of a termination of this Agreement in accordance with the penultimate sentence of Section 1, Sections 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15 shall survive the termination of this Agreement and the Executive’s employment and shall inure to the benefit of and be binding and enforceable by the Firm and the Executive.

(c) Notices hereunder shall be delivered to Lazard at its principal executive office directed to the attention of its General Counsel, and to the Executive at the Executive’s last address appearing in the Firm’s employment records. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid.

(d) This Agreement may not be amended or modified, other than by a written agreement executed by the Executive and the Firm, nor may any provision hereof be waived other than by a writing executed by the Executive or the Firm; provided, that any waiver, consent, amendment or modification of any of the provisions of this Agreement shall not be effective against the Firm without the written consent of the Head of Lazard (or after the IPO Date, the CEO) or its successors, or such individual’s designee. The Executive may not, directly or indirectly (including by operation of law), assign the Executive’s rights or obligations hereunder without the prior written consent of the Head of Lazard (or after the IPO Date, the CEO) or its successors, or such individual’s designee, and any such assignment by the Executive in violation of this Agreement shall be void. This Agreement shall be binding upon the Executive’s permitted successors and assigns. Without the Executive’s consent, Lazard may at any time and from time to time assign its rights and obligations hereunder to any of its subsidiaries or affiliates (and have such rights and obligations reassigned to it or to any other subsidiary or affiliate), provided that no such assignment shall relieve Lazard from its obligations under this Agreement or impair

Lazard’s right to enforce this Agreement against the Executive. This Agreement shall be binding upon and inure to the benefit of the Firm and its successors and assigns.

(e) Without limiting the provisions of Section 10(a), if any provision of this Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

(f) The Firm may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation, and may withhold from, and offset by, any amounts or benefits provided under this Agreement, any amounts owed to the Firm by the Executive, including, without limitation, any advances, expenses, loans, or other monies the Executive owes the Firm pursuant to a written agreement or any written policy of the Firm which has been communicated to the Executive.

(g) Except as expressly provided herein, this Agreement shall not confer on any person other than the Firm and the Executive any rights or remedies hereunder. There shall be no third-party beneficiaries to this Agreement.

(h) The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

IN WITNESS WHEREOF, the Executive and the Firm hereto have caused this Agreement to be executed and delivered on the date first above written.

LAZARD LLC (on its behalf, and on behalf of its subsidiaries and affiliates)

By:
Name:
Title:

EXECUTIVE (the individual named on Schedule I)

By:
Print Name: